   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ASTROPOWER, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     3674                    51-0315869
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

     ASTROPOWER, INC.                           DR. ALLEN M. BARNETT, PRESIDENT
        SOLAR PARK                                      ASTROPOWER, INC.
NEWARK, DELAWARE 19716-2000                               SOLAR PARK
      (302) 366-0400                              NEWARK, DELAWARE 19716-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE                     (302) 366-0400
AND TELEPHONE NUMBER, INCLUDING AREA         (NAME, ADDRESS, INCLUDING ZIP CODE
 CODE, OF REGISTRANT'S PRINCIPAL            AND TELEPHONE NUMBER, INCLUDING AREA
       EXECUTIVE OFFICE)                        CODE, OF AGENT FOR SERVICE)


                                  COPIES TO:
       PETER LANDAU, ESQ.                       WILLIAM C. ROGERS, ESQ.
 OPTON HANDLER FEILER & LANDAU, LLP             CHOATE, HALL & STEWART
      52 VANDERBILT AVENUE                  EXCHANGE PLACE, 53 STATE STREET
    NEW YORK, NEW YORK 10017                BOSTON, MASSACHUSETTS 02109-2891
         (212) 599-1744                              (617) 248-5000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: as soon as practicable after effective date of Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                      PROPOSED
                                                      MAXIMUM        PROPOSED      PROPOSED
                                     AMOUNT          AGGREGATE       MAXIMUM       MAXIMUM
    TITLE OF EACH CLASS OF            TO BE        OFFERING PRICE   AGGREGATE    REGISTRATION
 SECURITIES TO BE REGISTERED       REGISTERED        PER SHARE    OFFERING PRICE     FEE
---------------------------------------------------------------------------------------------
 Common Stock ..............   3,105,000 Shares(1)     $10.00      $31,050,000    $9,159.75
---------------------------------------------------------------------------------------------
 Total......................                                                      $9,159.75

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(1) Represents the maximum number of securities that could be issued in the transactions described in the Registration Statement including Underwriters' over-allotment option.

  THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 18, 1997

PROSPECTUS

                                2,700,000 Shares

                                     [LOGO]

                                  Common Stock

                                  -----------

  All of the shares of Common Stock offered hereby (the "Offering") are being sold by AstroPower, Inc. ("AstroPower" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "APWR."

                                  -----------

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share.................................    $           $             $
--------------------------------------------------------------------------------
Total (3).................................   $            $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $400,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 405,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $    , $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock offered by this Prospectus are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject orders in whole or part. It is expected that delivery of the shares
of Common Stock will be made in New York, New York on or about       , 1998.

                                  -----------

Needham & Company, Inc.                                 First Albany Corporation

                  The date of this Prospectus is       , 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Solar energy the economic source for off-grid electric power

Solar electric power is the most cost-effective source of electricity for an expanding number of rapidly growing applications not served by the electric utility grid. These remote electric power applications account for more than 75% of the current $1.8 billion solar electric power systems market.

Solar cells are the key component for a wide range of remote electric power applications.


Communications and Transportation Infrastructure

Wireless communication systems require networks of base stations and repeaters sited for optimum signal coverage, often without access to the electric utility grid.

(ART)

Communications trunk lines using radio links or optical fiber (shown) require repeater stations to boost signal strength which are often located where utility electric power is not available.

(ART)

Cellular pay telephones in the developing world and emergency call boxes on highways (shown) benefit from solar electric power in widely distributed locations.

(ART)

Solar electric systems power smart transportation infrastructure applications such as monitoring, telemetry, signaling and remote actuation for highways (shown), railroads, air traffic control, pipelines and electric power transmission networks.

(ART)

Village and Home Applications

Solar electric power systems provide clean, silent,reliable power for remote homes (shown), for recreational applications on boats and recreational vehicals, and at vacation cabins and eco-resorts .
(ART)

Packaged small-scale solar home systems can provide lighting, radio, and TV to the estimated 2 billion people currently without electric power. Such systems are an affordable and direct way of acquiring these amenities.

(ART)

Community-based solar electric systems power pumps for disease-free potable water (shown), medical equipment in health clinics, lighting in schools, and other essential services.

(ART)

Photos courtesy Photocomm, Atersa, and Soluz

AstroPower is scaling up its low-cost Silicon-Film process with a new 9 megawatt (annual capacity) solar cell plant. The Company plans further major expansion of Silicon-Film capacity in 1999.

(ART)

AstroPower has qualified its Silicon-Film production machine in pilot production for over ten months, and plans to use this machine for high volume production in its new 9 megawatt plant.

WAFER PRODUCTION

The Company s proprietary continuous process produces large area crystalline silicon sheets at high speed.

(ART)

This unique wafer formation process provides unprecedented economies of scale.

(ART)

SOLAR CELL FABRICATION

Silicon-Film wafers are fabricated into solar cells using processes and equipment very similar to those in the Company s current 5 MW single crystal silicon solar cell line.

(ART)

The Company sells approximatly 50% of its solar cells to OEM customers around the world who assemble solar cells into modules.

(ART)

MODULE ASSEMBLY

Silicon-Film solar cells are assembled into modules with the equipment and processes which the Company currently uses to assemble modules based on its single crystal silicon solar cells.

(ART)

The Company sells its modules to distibutors and system integrators who combine modules with other components to form complete solar electric power systems

(ART)

SOLAR ARRAY

STORAGE
BATTERY
POWER

CONDITIONING
AND CONTROL

ELECTRICAL
LOADS

Solar energy a clean, renewable source for on-grid electric power

Customer-sited solar electric power systems connected to the electric utility grid are a fast-growing segment of the market, and currently account for approximately 20% of total industry sales. The beneficial environmental attributes of solar electric power have stimulated a variety of financial incentive programs aimed at compensating customers for the substantially higher current cost of solar power compared to grid power.

The AstroPowered brand is being promoted around the world for grid-connected power applications.

(ART)

In Germany and Switzerland, over 40 municipalities and states offer incentive programs for grid-connected solar electric power systems. Solar cells and modules are often architecturally integrated for aesthetic reasons.

(ART)

A Japanese government program is currently providing subsidy to over 10,000 individual homeowners per year to encourage the installation of rooftop mounted grid-connected solar electric power systems.

(ART)

Grid-connected systems are being installed in the U.S. under a variety of state and utility funded programs. The recently proposed Million Solar Roofs program, if implemented, would sharply expand the U.S. market for solar electric power.



-------------------------------------------------------------------------------

  Silicon-Film(TM) is a trademark of the Company. This Prospectus also includes product names and other trade names and trademarks of companies other than the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus (i) reflects a 3-for-4 reverse stock split to be effected as of the effective date of the Registration Statement of which this Prospectus is a part; (ii) the adoption of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws effective as of the effective date of the Registration Statement of which this Prospectus is a part; and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

  AstroPower, Inc. ("AstroPower" or the "Company") develops, manufactures, markets and sells photovoltaic ("PV") solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert sunlight directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power.

  The Company has developed a new proprietary technology, Silicon-Film(TM), which it believes will provide significantly lower manufacturing costs for solar cells than any other current process. Silicon-Film(TM) is an advanced continuous sheet process for forming the crystalline silicon wafers from which solar cells are fabricated. Silicon-Film(TM): (i) uses raw material which is lower in cost than the solar or semiconductor grade silicon used in other solar cell processes; (ii) operates at continuous high processing speeds, leading to lower capital and manufacturing costs than conventional batch processes; and
(iii) produces crystalline silicon sheets which are larger than those obtained from conventional processes, capturing economies of scale in manufacturing, materials utilization and solar cell and module fabrication.

  The Company currently produces most of its solar cells from silicon wafers recycled from the semiconductor industry in its current 5 megawatt ("MW") annual capacity plant. In October 1997, the Company commenced equipment purchases and site acquisition for the scale-up of its Silicon-Film(TM) process in a new 9 MW annual capacity plant (the "9 MW plant"). The Company expects to commence Silicon-Film(TM) production in this plant in the second quarter of 1998 and to reach full capacity production in early 1999. In addition, assuming successful and timely ramp up of its 9 MW plant, the Company intends to implement a further major increase in Silicon-Film(TM) capacity in 1999. The Company's planned expansion would approximately triple manufacturing capacity in 1998 and further increase capacity in 1999 by a factor of two or more. The Company intends to utilize a portion of the proceeds of the Offering for the completion and ramp up of the 9 MW plant. A further portion of the proceeds is intended to satisfy the equity capital requirements for the Company's planned 1999 capacity expansion.

  The Company believes that its Silicon-Film(TM) process is well characterized in pilot production with regard to yields, product quality and production costs. The Company's Silicon-Film(TM) production machine is intended to be used in high-volume production in the 9 MW plant. This machine has been qualified in pilot production for ten months in over 100 production runs aggregating more than 500 hours. To date, the Company has produced more than 130,000 Silicon-Film(TM) solar cells. Fabrication of Silicon-Film(TM) solar cells uses processes and equipment very similar to the Company's current 5 MW single crystal solar cell and module line, and Silicon-Film(TM) modules are assembled with the equipment and processes currently used in this line.

  PV Energy Systems, Inc., an independent solar energy market research firm ("PV Energy Systems"), estimates 1997 worldwide solar electric power industry shipments at 114 MW, corresponding to solar electric power system revenues of approximately $1.8 billion. Over the 17 year period since 1980, industry shipments have increased at a compound annual rate of 22% and are forecast to continue to increase through the year 2005 at an approximate compound annual rate of 24%. The growth of the solar electric power market is being driven by the expanding number of rapidly growing needs for electricity off-grid where solar electric power is the most cost-effective energy source and by widespread demand for an environmentally-friendly alternative source of on-grid electricity. Current demand for solar electric power systems significantly exceeds aggregate industry manufacturing capacity. The Company expects that, due to its low-cost Silicon-Film(TM) products, it will experience revenue growth rates in excess of the market's overall growth rate.

  The Company sells its solar cells, modules and panels to distribution and manufacturing customers which either resell such products to other marketing intermediaries or which assemble such products into completed systems for sale to end users. The Company uses a "tiered" customer strategy, which aims to grow volume with existing customers while selectively adding new customers, thereby obtaining access to high growth market segments while maintaining geographic diversification.

  The Company has leveraged and plans to continue to leverage its resources through research and development contracts with government research laboratories and agencies, alliances with corporate partners and the utility industry, and affiliations with strategic customers.

  In August 1997, the Company entered into a strategic relationship with Corning Incorporated ("Corning"), a major manufacturer of specialty materials and high technology products. Corning has loaned the Company $5.0 million to be used for ramping up Silicon-Film(TM) manufacturing capacity and has agreed to provide research, development, engineering and manufacturing assistance for a three year period.

  The Company was incorporated in Delaware in 1989 as a successor to a business that was organized in 1983. The Company's principal executive offices are located at Solar Park, Newark, Delaware 19716-2000 and its telephone number is
(302) 366-0400.

                                  THE OFFERING

Common Stock offered by the Compa-  2,700,000 shares
 ny................................
Common Stock outstanding after the  8,053,191 shares (1)
 Offering..........................
Use of proceeds.................... For major expansion of manufacturing capacity and associated capital
                                    expenditures, product development and
                                    commercialization, working capital and
                                    other general corporate purposes. See "Use
                                    of Proceeds."
Proposed Nasdaq National Market     "APWR"
 symbol............................

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                         ------------------------------------  -------------------
                          1992    1993   1994   1995   1996       1996      1997
                         ------  ------ ------ ------ -------  ----------- -------
                                                               (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Product sales.......... $1,003  $2,476 $3,434 $5,356 $ 6,237    $ 4,581   $ 9,334
 Research contracts.....  3,779   3,694  3,676  4,589   4,346      3,359     2,778
                         ------  ------ ------ ------ -------    -------   -------
  Total revenues........  4,782   6,170  7,110  9,945  10,583      7,940    12,112
Income (loss) from
 continuing
 operations(2)..........   (244)    423     17     98  (2,363)    (2,122)      454
Net income (loss)....... $ (765) $  257 $   17 $   98 $(2,363)   $(2,122)  $   454
Pro forma income (loss)
 per share(3)...........                              $ (0.40)             $  0.08
Pro forma weighted
 average shares
 outstanding............                                5,893                6,026

                                                   SEPTEMBER 30, 1997
                                          -------------------------------------
                                                                   PRO FORMA
                                           ACTUAL   PRO FORMA(4) AS ADJUSTED(5)
                                          --------  ------------ --------------
BALANCE SHEET DATA:
Working capital.......................... $ 5,358     $ 5,358       $27,558
Total assets.............................  13,852      13,852        36,052
Long-term debt...........................   5,797       5,797         5,797
Total stockholders' equity (deficit).....   (2,340)     3,458        25,658

-------
(1) Based upon the number of shares outstanding at September 30, 1997. Includes Common Stock issuable upon conversion of outstanding Preferred Stock, which will occur simultaneous with the closing of the Offering. Excludes 740,741 shares of Common Stock issuable upon conversion of the Company's 7% convertible note issued on August 19, 1997 at a conversion price of $6.75 per share. Also excludes 1,149,778 shares of Common Stock issuable upon exercise of stock options outstanding at September 30, 1997 with an average exercise price of $3.87 per share. See Notes 1, 8, 9 and 13 of Notes to Financial Statements, "Description of Capital Stock" and "Management-- Executive Compensation."
(2) In 1992, the Company made the decision to dispose of its Canadian subsidiary, which was a small assembler of modules and a systems integrator. This subsidiary was subsequently divested in 1994.
(3) See Note 1 of Notes to Financial Statements for information concerning computation of pro forma income (loss) per share.
(4) Gives effect to the conversion of all of the outstanding Preferred Stock into shares of Common Stock, which will occur simultaneous with the closing of the Offering. The Company's Preferred Stock consists of two separate series: Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock, of which there were 1,309,626 and 336,409 shares outstanding respectively, as of September 30, 1997. Each share of Preferred Stock is convertible into one share of Common Stock. See Note 8 of Notes to Financial Statements, "Description of Capital Stock."
(5) Adjusted to reflect the sale by the Company of the 2,700,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share) and the application of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors before making a decision to purchase the Common Stock offered hereby.

  This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this document, the words "anticipate", "believe", "estimate", "expect", "going forward" and similar expressions, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

SCALE-UP OF NEW MANUFACTURING PLANT

  The Company plans to begin manufacturing Silicon-Film(TM) products in a new 9 MW annual capacity plant in the second quarter of 1998. This plant will require a substantial investment of the Company's capital, including all of the $5.0 million recently loaned to the Company by Corning and a portion of the net proceeds of the Offering. Approximately 70% of the equipment for the 9 MW plant has been ordered and a lease for the facility is expected to be entered into in January 1998. The new plant will utilize the Company's proprietary Silicon-Film(TM) production equipment which has produced more than 130,000 solar cells in pilot production for sale and for use in commercial and demonstration programs. The Company believes, on the basis of its Silicon-Film(TM) pilot production, that it has demonstrated manufacturing yields, equipment capability, product performance and product quality that will enable it to produce solar cells at costs lower than competitors when manufactured in large quantities. However, the successful completion and operation of the 9 MW plant will require substantial engineering and is subject to significant risks, including risks of cost overruns and delays. There can be no assurance that the Company will successfully operate its Silicon-Film(TM) processes in high volume, make planned process and equipment improvements, enter into contracts for the production of such equipment, obtain timely delivery of such equipment, implement multiple production lines or be able to hire and train the additional employees and management needed to operate the 9 MW plant. To the extent that the Company's financial and operational plans and capital budgets assume increases in productivity, equipment performance and energy conversion efficiency of solar cells produced in its 9 MW plant over the levels achieved in pilot production, any failure by the Company to achieve these projected increases, or any failure or significant delay in starting and ramping up the 9 MW plant, could materially and adversely affect the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Business--Manufacturing and Research Facilities."

HIGH-VOLUME OPERATION OF SILICON-FILM(TM) PRODUCTION EQUIPMENT

  The Company has produced more than 130,000 Silicon-Film(TM) solar cells, representing over 300 kilowatts of rated generating capacity, using its Silicon-Film(TM) production machines. The Company's current production machine began operation in February 1997 and has made more than 100 production runs aggregating more than 500 hours. Upon completion of the 9 MW plant, the Company will begin continuous high-volume production of Silicon-Film(TM) products using its current Silicon-Film(TM) production machine. The Company believes that the production results obtained from the current machine demonstrate the Company's ability to produce Silicon-Film(TM) products at full-scale production levels. However, there can be no assurance that the current machine will perform as anticipated at continuous production levels. The Company may not ultimately be able to operate the current machine at full-scale production levels without experiencing significant delays, equipment breakdowns, higher costs or lower product quality. In addition, to the extent that the Company's business and financial projections assume increased levels of productivity and economies of scale upon achieving full-scale production levels, the failure to achieve such increases could materially and adversely affect the Company's business, results of operations and financial condition.

ACCEPTANCE OF SILICON-FILM(TM) PRODUCTS IN THE SOLAR ELECTRIC POWER MARKET

  The Company believes it can produce its Silicon-Film(TM) solar cells at a lower cost per watt than competing technology because of the continuous nature of the Silicon-Film(TM) manufacturing process, the use of inexpensive raw materials and the elimination of costly manufacturing steps that must be used in other competing technologies. The Company believes that the anticipated lower cost per watt of solar cells produced by the Silicon-Film(TM) process will provide it with significant price advantages over current and potential alternative technologies. However, there is no assurance that the Company will be able to sell its Silicon-Film(TM) products at a lower price per watt than conventional solar cells because the Company may not be able to produce Silicon-Film(TM) products at projected costs and/or because prices for competing solar cells may decline more rapidly than anticipated. Although the Company plans to price its Silicon-Film(TM) solar cells competitively, the market acceptance of the Company's Silicon-Film(TM) products may also be affected by Silicon-Film's(TM) lower energy conversion efficiency and power produced per unit of area compared to some other competing solar cell products. The Company's Silicon-Film(TM) products may also fail to win market acceptance due to the development of new products or technologies by its competitors. Other factors that any affect the acceptance of the Company's Silicon-Film(TM) products include the size, appearance and quality of Silicon-Film(TM) solar cells and the market acceptance of module products and systems assembled by manufacturers over which the Company has no control. The failure of the Company's Silicon-Film(TM) products to achieve market acceptance and/or price advantage could materially and adversely affect the Company's business, results of operations and financial condition.

FUTURE EXPANSION OF MANUFACTURING CAPACITY

  The Company expects to commence Silicon-Film(TM) production in the 9 MW plant in the first half of 1998 and to reach full capacity production in early 1999. In addition, assuming successful and timely ramp of the 9 MW plant, the Company intends to implement another major increase in Silicon-Film(TM) capacity in 1999 (the "Future Expansion"). The Company believes that this Future Expansion, based on its experience with the 9 MW plant, will result in increases in productivity and equipment performance, mostly through economies of scale associated with high volume commercial production and advances in Silicon-Film(TM) manufacturing technology. Based on its pilot production and the expected results from its 9 MW plant, the Company also believes that it will achieve further increases in the energy conversion efficiency of the Silicon-Film(TM) solar cells as it implements and scales up the Future Expansion. However, there can be no assurance that the 9 MW plant will be successfully completed, that production in the 9 MW plant will reach maximum capacity, or that the Company will be able to utilize additional manufacturing capacity from the Future Expansion. There can also be no assurance that increased levels of productivity, throughput levels, periods of equipment operation or product energy conversion efficiencies will be obtained or can be consistently maintained as a result of the Future Expansion. If the Company is unable for any reason to successfully complete, scale-up or efficiently utilize additional manufacturing capacity as a result of the Future Expansion, the Company's business, results of operations and financial condition could be materially and adversely affected.

MANAGEMENT OF GROWTH

  The Company's planned rapid expansion of Silicon-Film(TM) manufacturing capacity in 1998 and 1999 entails a planned threefold expansion of the Company's manufacturing capacity in 1998 and a further two-fold expansion of that manufacturing capacity in 1999. This planned expansion, involving major increases in facilities and employees and enhancements to its operating systems, could place a significant strain on the Company's senior management team and other resources. Based on its planned expansion, the Company will require a significant increase in the number of its manufacturing employees in both 1998 and again in 1999. The Company may be unable to hire and train a sufficient number of employees on a timely basis or to upgrade its operating systems without undue cost or delay. The expansion may also require substantial additions to the Company's operating and financial management team. The inability of the Company to effectively manage the budgeting, forecasting and other process control issues presented by such a rapid expansion could have an adverse effect on the Company's operations and financial results. In addition, the Company will be required to implement an enlarged sales and marketing plan for Silicon-Film(TM) technology and expand its marketing and sales staff. There can be no assurance that the Company will be able to successfully recruit and train required personnel and manage its planned growth, and its failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Marketing, Sales and Customer Support", and "-- Employees"; "Management"; and "Risk-Factors--Scale-Up of New Manufacturing Plant" and "--Future Expansion of Manufacturing Capacity."

UNCERTAINTY OF ADDITIONAL FINANCING

  As mentioned above, assuming successful and timely ramp up of its 9 MW plant, the Company intends to implement another major increase in Silicon-Film(TM) capacity during 1999. The Company expects that the net proceeds of the Offering, together with existing sources of capital and projected cash generated from operations, will be sufficient to fund its activities for the next 24 months, including the scale-up of the 9 MW plant and the equity capital requirements for the Future Expansion. In the next 24 months, changes in technology, a significant delay in implementation of the 9 MW plant or the Future Expansion, or a significant decrease in manufacturing efficiency or operating margins may require further capital. The inability of the Company to obtain the necessary capital or financing to fund the Future Expansion could materially and adversely affect the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company will be profitable in the future or that the net proceeds of any financing, together with any funds provided by operations and present capital, will be sufficient to fund the Company's ongoing needs for product development, manufacturing, marketing and working capital. Additional financing may not be available when needed or may not be available on terms acceptable to the Company. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or otherwise limit the development, manufacture or sale of Silicon-Film(TM) solar cells, which could materially and adversely affect the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROTECTION OF PROPRIETARY TECHNOLOGY

  The Company's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection. The Company is assigned ten issued United States patents in the field of photovoltaics and related optoelectronics materials and devices which expire beginning in April 2003 and ending in April 2016. In addition, the Company has three United States patents pending. Patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific literature tends to lag behind actual discoveries. The Company therefore cannot be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions, and there can be no assurance that the Company's pending patent applications will result in issued patents. International counterparts of four issued patents have been filed under the Patent Cooperation Treaty. Patent applications filed in foreign countries are subject to laws, rules, and procedures which differ from those of the United States, and thus there can be no assurance that the Company's foreign patent applications will result in issued patents or that such patents will provide meaningful patent protection. In addition, no assurance can be given that patents issued to the Company will not be intentionally infringed upon or designed around or that any of its issued patents will provide meaningful patent protection. The inability of the Company to maintain the proprietary nature of its products and core technologies could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Patents and Proprietary Technology."

COMPETITION

  The markets for the Company's products are intensely competitive. There are many competitors engaged in all areas of solar electric power generation in the United States and abroad including, among others, major electrical, oil and chemical companies, specialized electronics firms, universities, research institutions and foreign government-sponsored companies. Most of these entities have substantially greater financial, research and development, manufacturing and marketing resources than the Company. There is also a large number of smaller companies involved in the development, manufacturing and marketing of solar electric power products and systems. See "Business--Competition."

UNCERTAINTY OF SOLAR ELECTRIC POWER MARKET GROWTH

  The market for solar electric power products has grown steadily in the past. PV Energy Systems reports that the shipment volume of solar electric power products has grown at an average compound annual rate of approximately 22%, 11% and 17% since 1980, 1990 and 1993, respectively. However, there can be no assurance that the solar electric power market, or the particular market segments and/or geographic regions where the Company sells its products, will continue to grow. The Company's strategy of significantly increasing manufacturing capacity is based in part on the assumption of continuing market growth. The Company believes that its assumption of continuing market growth is reasonable based on the large overall market for solar electric power products and services world-wide, historical growth trends in the solar electric power industry and solar electric power market growth forecasts that have been developed by independent third parties. For example, PV Energy Systems predicts that solar electric power product shipments will grow at an average compound annual rate of 24% through the year 2005. However, in the event that the market for solar electric power does not experience continuing growth, or that the particular market segments and/or geographic sales regions where the Company sells the majority of its products do not continue to grow, this factor could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY CUSTOMERS; CUSTOMER CONCENTRATION

  The Company's strategy has been to market its products to a limited group of key customers. The Company's five largest customers accounted for, in the aggregate, approximately 60.0%, 60.3% and 74.6% of the Company's product sales in fiscal years 1995, 1996 and for the nine months ended September 30, 1997, respectively. The Company's product sales accounted for 53.9%, 58.9% and 77.1% of the Company's total revenues in fiscal years 1995, 1996 and for the nine months ended September 30, 1997, respectively. The remainder of the Company's total revenues for these periods was derived from government-related research and development contracts. The loss or significant reduction of purchases by one or more of these customers could have a material adverse effect on the Company's business, results of operations and financial condition. The Company expects to continue its strategy of selling solar electric power products to relatively few customers and that such customers will account for a high percentage of its revenue in the foreseeable future. The Company believes that it has successfully managed the level of customer concentration in the past, and that the level of customer concentration will decrease as the Company's manufacturing capacity increases, but there can be no assurance that the Company's sales strategy of focusing on a small group of customers will be successful in the future or can be successfully changed in the future to another sales strategy. See "Business -- Customers."

RELIANCE ON MARKETING INTERMEDIARIES

  The Company's marketing strategy has been to sell its products to marketing intermediaries selected to provide access to certain important market segments and regions around the world. The Company's customers are not end users of the Company's products but are distributors, module manufacturers or system integrators who either resell the Company's products to other customers, or package the Company's products into systems for resale to end users. These marketing intermediaries are not under the direct control of the Company. The Company therefore has no control over the ability of its customers to market and sell to end users. In addition, the Company has no control over the financial performance of its customers which may affect the ability of these customers to buy products manufactured by the Company in the future. Any reduction in sales activities by the Company's customers or a termination of their relationship with the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

AVAILABILITY OF SYSTEM FINANCING FOR REMOTE ELECTRIC POWER APPLICATIONS

  Solar electric power is used in many applications and has proven to be a cost-effective source of electric power where the electric power grid is unavailable. Solar electric power has also proven to be cost-effective in competition with diesel generators and/or other alternative forms of off-grid power generation. The Company estimates that remote electric power applications currently comprise approximately 76% of the market for solar electric power. Because of the high capital costs of solar electric power systems, users may not have sufficient resources or credit to acquire such systems, particularly in developing countries, and the Company believes that the availability of financing, such as loans and lease arrangements, could have a significant effect on the rate of growth of remote solar electric power. Such financing programs are becoming increasingly available through electric utility companies, banks, local governments and the World Bank. To the extent that the Company believes that the increased availability of system financing will play a role in expanding the market for solar electric power products, particularly in developing countries, and to the extent that the Company's plans for increased sales of solar electric power products include increased sales within this market segment, the lack of increased availability of system financing or the elimination of existing system financing programs could have a material adverse effect on the Company's business, results of operations and financial condition.

AVAILABILITY OF SUBSIDIES AND CONSUMER INCENTIVES FOR GRID-CONNECTED
APPLICATIONS

  Approximately 19% of the market for solar electric power is for grid-connected applications, according to PV Energy Systems. The cost of solar electric power currently substantially exceeds the cost of power furnished by the conventional electric utility grid. Governmental bodies in many countries, notably the United States, Germany and Japan, have provided subsidies in the form of cost reductions, tax write-offs, and other incentives to end users, distributors, systems integrators and manufacturers of solar electric power products to promote the use of solar energy in grid connected applications and reduce dependency on other forms of energy. Although the Company believes that grid-connected applications currently account for a limited fraction of the total market for solar electric power systems, these applications are generally predicted by third party market research firms to be among the most rapidly growing solar electric power market segments in the future. Therefore, the future market for solar products depends in some measure on the willingness of governments to enter into and to continue programs for solar electric power subsidies and consumer incentives. There can be no assurance that government subsidization of solar energy will continue into the future. Any reduction or elimination of government subsidies may have a material adverse effect on the Company's business, results of operations and financial condition.

SUPPLY AND COST OF SILICON WAFERS AND OTHER RAW MATERIALS

  The Company purchases and recycles silicon wafers from the semiconductor industry for use in manufacturing its single crystal solar cells. 93.4% of the Company's total product sales in the nine months ended September 30, 1997 was derived from solar cells and modules manufactured from single crystal silicon wafers. However, the Silicon-FilmTM process is the focus of the Company's plans for capacity expansion and the Silicon-FilmTM process does not use recycled silicon wafers.

  Although the Company has generally been successful in obtaining sufficient quantities of quality wafers in the past, there can be no assurance that such wafers will be available at cost-effective prices in the future. The absence of cost-effective sources of supply and the inability of the Company to locate alternative sources of low-cost high-quality wafers could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company presently has multiple sources of supply for its required raw materials, including silicon wafers and silicon, although for economic and quality control reasons the Company utilizes single sources of supply for certain materials. In situations where it relies on single sources of supply, the Company believes that an adequate supply of materials is available to meet its foreseeable needs and, to date, the Company generally has been able to obtain supplies of such materials in a timely manner. There can be no assurance that supplies of the Company's critical materials will be adequate in the future or that the cost of such materials will remain low enough for the Company to maintain a cost-competitive market position for its solar electric power products.

PRIOR LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

  The Company generated net income for the nine months ended September 30, 1997. It incurred a net loss in two of the last five fiscal years and, as of September 30, 1997, had an accumulated deficit of approximately $5.1 million. For the nine months ended September 30, 1997, the Company reported net income of $454,000 as compared to a net loss of $2.1 million for the nine months ended September 30, 1996. The net income (loss) for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 was $(765,000), $257,000, $17,000, $98,000 and
$(2.4 million), respectively. There can be no assurance that the Company will continue to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTERNATIONAL SALES

  Approximately 86.7% and 70.7% of the Company's product sales for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, was attributable to international sales. The Company expects that international sales will continue to represent a significant portion of the Company's product sales. To date, in connection with its international sales, the Company has not experienced any material adverse impact on its business, results of operations or financial condition, however, there can be no assurance that this will be true in the future. All past international sales were denominated in United States dollars and the Company expects this practice to continue but there can be no assurance that future sales will be protected from foreign currency fluctuations. The Company believes that there are additional risks associated with the political and economic stability of foreign countries inasmuch as this impacts the ability of its foreign customers to pay for their purchases. The Company is also subject to other risks associated with international sales, including but not limited to tariff regulations, requirements for export licenses, long accounts receivable cycles, potentially adverse tax consequences and the burdens of complying with a wide variety of foreign laws, including compliance with technical standards.

STRATEGIC ALLIANCES

  The Company has developed, and will continue to develop, strategic customers, strategic alliances and cooperative agreements with other companies and organizations to provide support to its own manufacturing and marketing resources. The Company's strategy is to seek strategic customers in certain markets and with certain expertise. To accelerate the commercialization of its Silicon-Film(TM) technology, the Company has entered into strategic alliances with Corning and GPU International. There can be no assurance that the Company will be able to enter into additional alliances or that existing and/or future alliances will achieve their goals. To the extent the Company enters into strategic alliances, the terms of such alliances may require the Company and its partners to share revenues and/or expenses from certain activities or for the Company to grant to its partners licenses to manufacture, market and/or sell products based upon its Silicon-Film(TM) technology, which could materially impact the Company's business, results of operations and financial condition. See "Business--Business Strategy" and "--Strategic Alliances."

BACKLOG

  The Company's order backlog as of September 30, 1997 was approximately $4.1 million, of which $3.0 million was attributable to product sales. All of the product orders included in backlog are covered by signed purchase orders or contracts and represent products or services to be delivered within the next 12 months.

Although purchase orders with customers typically specify dollar volumes of products to be purchased over an extended time period, in some instances such orders also provide that scheduled shipment dates of particular volumes are released to the Company only a few days or weeks prior to the required delivery dates. Accordingly, the Company does not believe that its backlog as of any particular date is representative of actual sales for any succeeding period, and there can be no assurance that current order backlog will lead to sales in any future period. In addition, the Company's customers may cancel or defer orders without significant penalty. Termination or reduction of existing or future purchase orders from customers of the Company could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Backlog."

TECHNOLOGICAL CHANGE AND COMPETING TECHNOLOGIES

  The Company believes it has developed a new technology for solar electric power applications. The future success of the Company will depend, however, in large part upon its ability to keep pace with advancing solar electric power technology. In addition to the Company's Silicon-Film(TM) technology, there is a variety of competing technologies under active development by other companies, including amorphous silicon, cadmium telluride and copper indium diselenide, as well as advanced concepts for the manufacture of both bulk silicon and thin film crystalline silicon. Any of these competing technologies could achieve manufacturing costs less than the manufacturing costs achieved by the Silicon-Film(TM) products being developed by the Company. There can also be no assurance that the Company's development efforts will not be rendered obsolete by technological advances of others or that other materials will not prove more advantageous for the commercialization of solar electric power products. The Company believes that to remain competitive in the future, it will need to invest significant financial resources in research and development.

GOVERNMENT CONTRACTS

  The Company intends to continue to complement and enhance its own resources with funding derived from contracts with agencies of the United States government. The percentage of the Company's total revenue derived from government-related contracts was approximately 59.9%, 51.7%, 46.1%, 41.1% and 22.9% of total revenue for fiscal years 1993, 1994, 1995 and 1996 and for the the nine months ended September 30, 1997, respectively. The Company's contracts involving the United States government are subject to various risks such as the risk of termination at the convenience of the government. To date, the government has not terminated any of the Company's contracts. Other risks include potential disclosure of the Company's confidential information to third parties, audits and the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. There can be no assurance that the United States government will continue its commitment to programs to which the Company's development projects are applicable or that the Company can compete successfully to obtain funding available pursuant to such programs. A reduction or discontinuance of such commitment or of the Company's participation in such programs could have a material adverse effect on the Company's business, operating results and financial condition. Substantially all of the Company's revenues from government contracts including overhead rates are subject to audit under various federal statutes. The Company has received final approval of its overhead rates through 1993. Audits of 1994 and 1995 rates began in December 1997. It is the Company's opinion that adjustments to such revenue, if any, will not have a material adverse effect on its business, results of operations and financial condition.

ENVIRONMENTAL REGULATIONS

  The Company uses, generates and discharges toxic, volatile or otherwise hazardous chemicals and wastes in its research and development and manufacturing activities. Therefore, the Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. The Company believes that it has all the permits necessary to conduct its business. However, failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. The Company believes that it has properly handled its hazardous materials and wastes and has not contributed to any contamination at its premises. The Company is not aware of any environmental investigation, proceeding or action by federal or state agencies involving these premises. However, under certain federal and state statutes and regulations, a governmental agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject it to substantial financial liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL FLUCTUATIONS IN ANNUAL OR QUARTERLY RESULTS

  The Company has experienced and may continue to experience significant annual and quarterly fluctuations in its operating results. The Company's annual and quarterly operating results may fluctuate as a result of a variety of factors including the timing of orders from, and shipments to, major customers, the timing of new product introductions by the Company or its competitors, delays in the planned Silicon-Film(TM) manufacturing expansion, variations in the mix of products sold by the Company or its competitors, including possible decreases in average selling prices of the Company's products in response to competitive pressures, market acceptance of new and enhanced versions of the Company's products, the availability and cost of key raw materials, requirements for cost sharing on government contracts and fluctuations in general economic conditions. In addition, the Company's annual and quarterly operating results may fluctuate as a result of the issuance of stock options to Corning pursuant to an existing agreement with Corning at exercise prices below the then current fair market value of the Company's Common Stock. There can be no assurance that the Company will be able to achieve and sustain consistent profitability on an annual or quarterly basis.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on its corporate officers and other principal members of its management and technical personnel. None of such personnel is covered by an employment contract other than Dr. Allen M. Barnett, the Company's President and Chief Executive Officer, and Dr. George W. Roland, President and Chief Executive Officer of the Company's Solar Power Business. The Company's success in the future will depend in part on attracting and retaining qualified management and technical personnel. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on the Company's business, results of operations and financial condition. The Company maintains and is the beneficiary of a $500,000 insurance policy on the life of Dr. Barnett. See "Business--Employees" and "Management."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price of the Common Stock after the Offering. There can be no assurance that any active public market for the Company's Common Stock will develop or be sustained after the Offering. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to variations in the actual or anticipated quarterly operating results of the Company, announcements of new products or technological innovations by the Company or its competitors, and general conditions in the solar electric power industry. In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many high-technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

CONTROL BY EXISTING STOCKHOLDERS

  Following the Offering, the Company's officers and directors together with their affiliates will beneficially own approximately 41.7% of the Company's outstanding Common Stock. As a result, they may have the ability to elect the Company's directors and to determine all corporate actions requiring stockholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and stock transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates, owns, or within three years prior to the date on which the determination of whether such person is an interested stockholder is being made, did own 15% or more of the Company's voting stock. Parallel provisions have been included in the Company's Amended and Restated Certificate of Incorporation. These provisions may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. The Company's Amended and Restated Certificate of Incorporation and By-Laws contain additional provisions that may also have the effect of discouraging a third party from making an acquisition proposal for the Company. The Amended and Restated Certificate of Incorporation and By-Laws of the Company, among other things: (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period; (ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock entitled to vote for such directors; (iii) permit the Board of Directors but not the Company's stockholders, to fill vacancies and newly created directorships on the Board of Directors; and (iv) provide that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders and not by any consent in writing by such stockholders. Special meetings of stockholders may be called only by the Board of Directors. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. In addition, 5 million shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following the Offering could have an adverse effect on the price of the Common Stock, and future sales of Common Stock by existing stockholders could also have an adverse effect on such price and on the Company's ability to raise capital.
Beginning 360 days after the date of this Prospectus,     shares of Common
Stock will be eligible for sale in the public market upon the expiration of lock-up agreements between the Company's stockholders and the Underwriters, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, 740,741 shares of Common Stock are issuable upon conversion of outstanding convertible debt and an additional 1,200,000 shares of Common Stock are reserved for issuance under the Company's stock option plan. Approximately 90 days after the date of this Prospectus, the Company intends to register the shares subject to outstanding options as well as reserved for issuance under the Company's stock option plan, which shares would then be eligible for sale in the public market, although all of these shares and all shares acquired under the Company stock
option plan by employees are subject to agreements not to sell until   days
after the date of this Prospectus. Certain holders of shares of Common Stock will have the right, under certain conditions, to participate in future Company registrations. See "Shares Eligible for Future Sale."

DILUTION

  The initial public offering price substantially exceeds the net tangible book value of the Common Stock as adjusted for the receipt of the net proceeds from the Offering, resulting in immediate and substantial dilution of $5.81 per share to purchasers of Common Stock in the Offering. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company has never paid any dividends and it is currently anticipated that no cash dividends will be paid to the holders of the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,700,000 shares of Common Stock offered hereby are estimated to be $22.2 million, assuming an initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company currently anticipates that a portion of the net proceeds from the Offering and all of the $5.0 million recently loaned to the Company by Corning will be used for the rapid scale-up of the Company's 9 MW Silicon-Film(TM) plant. Approximately 70% of the equipment for the 9 MW plant has been ordered and a lease for the facility is expected to be entered into in January 1998. In addition, a portion of the proceeds of the Offering will be used to expand the capacity of the Company's existing single crystal silicon solar cell manufacturing line. These two expansions will approximately triple the Company's aggregate production capacity over the next 12 months. The remainder of the proceeds of the Offering will be used to fund research, development and commercialization programs, for general working capital purposes and, assuming the scale-up of the 9 MW plant is successful, the Company's equity capital requirements for the Future Expansion.

  The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the phase-in of incremental capacity, technological advances, determinations as to the commercial potential of the Company's technologies and products, and the status of competitive products. The establishment of additional research arrangements with government agencies will also affect the amounts expended for each purpose. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends and does not anticipate that it will do so in the foreseeable future. The Company currently intends to retain future earnings, if any, to provide funds for the growth and development of the Company's business. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's earnings, capital requirements, operating and financial condition, and such other factors as the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997 (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon consummation of the Offering and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the sale of 2,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $9.00 per share and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Prospectus.

                                            SEPTEMBER 30, 1997(1)
                               ----------------------------------------------------------
                                                                         PRO FORMA
                                 ACTUAL          PRO FORMA(2)        AS ADJUSTED(2)(3)
                               ---------------  ----------------    ---------------------
                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Short-term debt(4)............ $           469    $           469        $           469
                               ===============    ===============        ===============
Long-term debt, excluding
 current maturities(5)........           5,797              5,797                  5,797
                               ---------------    ---------------        ---------------
Series A Redeemable
 Convertible Preferred Stock
 ($.01 par value; 1,331,250
 shares authorized; 1,309,626
 issued and
 outstanding)(5)(6)...........           5,798                 --                     --
Stockholders' equity:
  Series B Convertible
   Preferred Stock ($.01 par
   value; 750,000 shares
   authorized, 336,409 shares
   issued and
   outstanding)(5)(6).........               3                 --                     --
  Common Stock ($.01 par
   value; 15,000,000 shares
   authorized, 3,707,156
   shares issued and
   outstanding; 5,353,191
   shares issued and
   outstanding, pro forma;
   8,053,191 shares issued and
   outstanding, pro forma as
   adjusted)(6)(7)............              37                 54                     81
  Additional paid-in capital..           2,763              8,547                 30,720
  Accumulated deficit.........          (5,143)            (5,143)                (5,143)
                               ---------------    ---------------        ---------------
    Total stockholders' equity
     (deficit)................          (2,340)             3,458                 25,658
                               ---------------    ---------------        ---------------
      Total capitalization.... $         9,255    $         9,255        $        31,455
                               ===============    ===============        ===============

--------
(1) Reflects a 3-for-4 reverse stock split to be effected as of the effective date of the Registration Statement of which this Prospectus is a part.
(2) Reflects Common Stock issuable upon conversion of outstanding Preferred Stock, which will occur simultaneous with the closing of the Offering.
(3) Adjusted to give effect to the sale by the Company of 2,700,000 shares of Common Stock offered (at an assumed initial public offering price of $9.00 per share) and the application of the net proceeds as set forth in "Use of Proceeds."
(4) Consists of note payable--stockholder of $58,000, note payable--bank of $75,000 and current maturities of long-term debt of $336,000.
(5) See Notes 3, 8 and 13 of Notes to Financial Statements for information concerning the Company's notes payable, long-term debt, convertible note and Convertible Preferred Stock.
(6) Effective upon the consummation of the Offering, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.
(7) Excludes 1,149,778 shares of Common Stock issuable upon exercise of stock options outstanding at September 30, 1997 with a weighted average exercise price of $3.87 per share.

                                   DILUTION

  The net tangible book value of the Company at September 30, 1997 was approximately $3.5 million or $0.65 per share, after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the consummation of the Offering. "Net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $9.00 per share (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma tangible net book value of the Company at September 30, 1997 would have been $25.7 million or $3.19 per share. This represents an immediate increase in net tangible book value of $2.54 per share to existing stockholders and an immediate dilution of $5.81 per share to new stockholders. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.................       $9.00
     Pro forma net tangible book value per share at September 30,
      1997......................................................... $0.65
     Increase attributable to new stockholders.....................  2.54
                                                                    -----
   Pro forma net tangible book value after the Offering............        3.19
                                                                          -----
   Dilution per share to new stockholders..........................       $5.81
                                                                          =====

  The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and to be paid by purchasers of shares offered hereby (before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company):

                           SHARES PURCHASED  TOTAL CONSIDERATION
                           ----------------- ------------------- AVERAGE PRICE
                            NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           --------- ------- ----------- ------- -------------
Existing stockholders
 (1)(2)................... 5,353,191   66.5% $ 8,601,128   26.1%    $ 1.61
New stockholders ......... 2,700,000   33.5   24,300,000   73.9       9.00
                           ---------  -----  -----------  -----
  Total................... 8,053,191  100.0  $32,901,128  100.0
                           =========  =====  ===========  =====

--------
(1) Excludes 1,149,778 shares of Common Stock issuable upon the exercise of stock options outstanding at September 30, 1997 and 740,741 shares issuable upon conversion of the Company's 7% convertible note issued on August 19, 1997. To the extent such options are exercised, there will be further dilution to new stockholders. See Notes 9 and 13 of the Notes to Financial Statements.
(2) Gives effect to the conversion of all of the outstanding Preferred Stock into shares of Common Stock, which will occur simultaneous with the closing of the Offering. The Company's Preferred Stock consists of two separate series: Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock, of which there were 1,309,626 and 336,409 shares outstanding respectively as of September 30, 1997. Each share of Preferred Stock is convertible into one share of Common Stock. See Note 8 of Notes to Financial Statements and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

  The selected financial data presented below as of December 31, 1995 and 1996 and September 30, 1997 and for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997 have been derived from the audited Financial Statements of the Company included elsewhere in this Prospectus. The selected financial data as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 are derived from audited financial statements not included herein. The selected financial data for the nine months ended September 30, 1996 are derived from the unaudited financial statements of the Company, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for prior periods, including the nine months ended September 30, 1996 and 1997, are not necessarily indicative of the results that may be expected for 1997 or future years. The information set forth below should be read in conjunction with the Company's Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                    NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                         -----------------------------------------  ------------------
                          1992     1993    1994    1995     1996      1996      1997
                         -------  ------- ------- -------  -------  --------  --------
                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Product sales.......... $ 1,003  $ 2,476 $ 3,434 $ 5,356  $ 6,237  $  4,581  $  9,334
 Research contracts.....   3,779    3,694   3,676   4,589    4,346     3,359     2,778
                         -------  ------- ------- -------  -------  --------  --------
  Total revenues........   4,782    6,170   7,110   9,945   10,583     7,940    12,112
Cost of revenues:
 Cost of product
  sales.................   1,878    2,224   2,954   4,483    6,896     5,484     6,747
 Cost of research
  contracts.............   1,890    2,168   2,299   3,029    2,580     1,977     1,954
                         -------  ------- ------- -------  -------  --------  --------
  Total cost of
   revenues.............   3,768    4,392   5,253   7,512    9,476     7,461     8,701
                         -------  ------- ------- -------  -------  --------  --------
  Gross profit..........   1,014    1,778   1,857   2,433    1,107       479     3,411
Operating expenses:
 Product development
  costs.................     117      125     220     314      776       565       755
 General and
  administrative
  expenses..............     854      898   1,172   1,469    1,859     1,447     1,397
 Selling expenses.......     198      268     377     444      660       486       624
                         -------  ------- ------- -------  -------  --------  --------
  Operating income
   (loss)...............    (155)     487      88     206   (2,188)   (2,019)      635
Other expense (income):
 Interest expense.......      16       30      42     115      169       107       217
 Other expense
  (income)..............      73       34      29      (7)       6        (4)      (45)
                         -------  ------- ------- -------  -------  --------  --------
  Income (loss) from
   continuing operations
   before income taxes..    (244)     423      17      98   (2,363)   (2,122)      463
Income taxes............      --       --      --      --       --        --         9
                         -------  ------- ------- -------  -------  --------  --------
  Net income (loss) from
   continuing
   operations...........    (244)     423      17      98   (2,363)   (2,122)      454
Loss from discontinued
 operations(1)..........     520      166      --      --       --        --        --
                         -------  ------- ------- -------  -------  --------  --------
  Net income (loss)..... $  (764) $   257 $    17 $    98  $(2,363) $ (2,122) $    454
                         =======  ======= ======= =======  =======  ========  ========
Pro forma income (loss)
 per share(2)...........                                   $ (0.40)           $   0.08
                                                           =======            ========
Pro forma weighted
 average shares
 outstanding(2).........                                     5,893               6,026

                                YEAR ENDED DECEMBER 31,              SEPTEMBER 30, 1997
                         ------------------------------------------  --------------------
                                                                                   PRO
                                                                                  FORMA
                          1992    1993     1994      1995     1996    ACTUAL       (3)
                         ------  -------  -------  --------  ------  ---------  ---------
BALANCE SHEET DATA:                            (IN THOUSANDS)
Working capital......... $  284  $ 1,515  $ 1,309  $  1,420  $ (970) $   5,358  $   5,358
Total assets............  4,526    6,412    7,148     8,615   7,887     13,852     13,852
Short-term debt.........     85      168      264       812     955        469        469
Long-term debt..........     82      356      250       651     528      5,797      5,797
Total liabilities.......  2,021    2,495    2,657     3,894   4,948     10,394     10,394
Redeemable Convertible
 Preferred Stock........  5,369    5,798    5,798     5,798   5,798      5,798         --
Total stockholders'
 equity (deficit)....... (2,864)  (1,881)  (1,308)   (1,077) (2,860)    (2,340)     3,458

-------
(1) In 1992, the Company made the decision to dispose of its Canadian subsidiary, which was a small assembler of modules and a systems integrator. This subsidiary was subsequently divested in 1994.
(2) See Note 1 of Notes to Financial Statements for information concerning computation of pro forma income (loss) per share.
(3) Gives effect to the conversion of all outstanding Preferred Stock into 1,646,035 shares of Common Stock, which will occur simultaneously with the closing of the Offering. The Company's Preferred Stock consists of two separate series: Series A Redeemable Convertible Preferred and Series B Convertible Preferred, of which there were 1,309,626 and 336,409 shares outstanding, respectively, as of September 30, 1997. Each share of Preferred Stock is convertible into one share of Common Stock. See Note 8 of Notes to Financial Statements and "Description of Capital Stock".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company develops, manufactures, markets and sells PV solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert sunlight directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power.

  The Company was founded in 1989 as a successor to a business that was organized in 1983 to develop thin crystalline silicon photovoltaic and related optoelectronic technology. Initial revenue came from contract research performed primarily for agencies of the United States government. The Company commenced commercial solar cell manufacturing operations in 1988 with silicon wafers purchased from third parties. Since then the commercial portion of the business has grown steadily. Recently, the growth of product revenue has accelerated, accounting for 77.1% of total revenue for the nine month period ended September 30, 1997.

  The Company has received significant assistance in its transition from primarily a contract research organization to a commercial manufacturer of solar cells and modules. Such assistance originated from the U.S. Department of Energy in the form of cost-sharing contracts designed to assist the Company in expanding its manufacturing capabilities and in reducing its manufacturing costs.

  The Company currently generates product revenues from the sale of solar cells, modules and panels. Although the Company plans a significant expansion of its Silicon-Film(TM) manufacturing capacity in 1998, the predominant source of its product revenues to date has been single crystal products. Product sales are recognized upon shipment. Solar cell prices and manufacturing costs vary depending upon supply and demand in the market for solar cells and modules, order size, yields, the costs of raw materials, particularly reclaimed silicon wafers recycled from the semiconduct industry and other factors. In addition, the Company also earns revenue from contracts with various federal governmental agencies to conduct research on advanced Silicon-Film(TM) products and optoelectronic devices. Generally, these contracts last from six months to three years. The Company recognizes research contract revenue at the time costs benefiting the contracts are incurred, which approximates the percentage of completion method.

  Solar cells manufactured by the Company are sold to original equipment manufacturers that assemble the solar cells into modules. Modules are sold to distributors and value-added resellers. The sale of a module results in substantially more revenue to the Company than the sale of solar cells due to the value of the additional materials, labor and overhead added during the module assembly process. Accordingly, the Company's product sales are affected not just by changes in total solar cells produced, but by changes in the mix between solar cells and modules sold. In 1994, the Company commenced manufacturing modules in substantial quantities as a means of expanding its customer base. Currently, the gross margin percentages for modules are less than that of solar cells.

  The Company has developed a proprietary process called Silicon-Film(TM) for the manufacture of sheets of polycrystalline silicon. Wafers made from these sheets are used in the Company's solar cell manufacturing process. Silicon-Film(TM) technology has been under development since the Company's inception in 1983 and, after several successful field tests, Silicon-Film(TM) products are currently being shipped to selected customers. In order to speed up the technical and commercial viability of Silicon-Film(TM), the Company accelerated its commitment to this technology in 1996 by investing $776,000 in product development, thus contributing to the net loss for the year of $2.4 million. The Company is preparing to expand its Silicon-Film(TM) capacity and production and expects to lease space in January 1998 for a new plant for production of Silicon-Film(TM) solar cells, modules and panels. This facility is being partially funded by the $5.0 million borrowed from Corning.

  For the nine months ended September 30, 1997, 70.7% of the Company's product revenues is generated by sales to customers located outside of the United States. The Company believes that international sales will continue to account for a significant portion of its product sales for the foreseeable future. Current sales are denominated in U.S. dollars and foreign exchange rate fluctuations have not had an impact on the Company's results of operations.

  Substantially all of the Company's revenues from government contracts are subject to audit under various federal statutes. The Company has received final approval of its overhead rates through 1993. Audits of 1994 and 1995 rates began in December 1997. It is management's opinion that adjustments to such revenue, if any, will not have a material adverse effect on the Company's business, results of operations and financial condition.

  As described in Note 13 of Notes to Financial Statements, the Company has entered into an agreement with Corning that provides for the issuance of stock options to Corning in return for services performed. The Company's annual and quarterly operating results may fluctuate as a result of the issuance of options at exercise prices below the then current fair market value of the Company's Common Stock.

RESULTS OF OPERATIONS

  The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

                                                          NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                              -------------------------   -------------------
                               1994     1995     1996       1996       1997
                              -------  -------  -------   --------   --------
Revenues:
  Product sales..............    48.3%    53.9%    58.9%      57.7%      77.1%
  Research contracts.........    51.7     46.1     41.1       42.3       22.9
                              -------  -------  -------   --------   --------
    Total revenues...........   100.0    100.0    100.0      100.0      100.0
Cost of revenues:
  Product sales..............    41.5     45.1     65.1       69.1       55.7
  Research contracts.........    32.4     30.4     24.4       24.9       16.1
                              -------  -------  -------   --------   --------
    Total cost of revenues...    73.9     75.5     89.5       94.0       71.8
    Gross profit.............    26.1     24.5     10.5        6.0       28.2
Operating expenses:
  Product development ex-
   penses....................     3.1      3.2      7.3        7.1        6.3
  General and administrative
   expenses..................    16.5     14.7     17.7       18.2       11.5
  Selling expenses...........     5.3      4.5      6.2        6.1        5.2
                              -------  -------  -------   --------   --------
    Income (loss) from opera-
     tions...................     1.2      2.1    (20.7)     (25.4)       5.2
Other expense................     1.0      1.1      1.6        1.3        1.4
                              -------  -------  -------   --------   --------
Net income (loss) before
 income taxes................     0.2      1.0    (22.3)     (26.7)       3.8
Income taxes.................      --       --       --         --        0.1
                              -------  -------  -------   --------   --------
Net income (loss)............     0.2%     1.0%   (22.3)%    (26.7)%      3.7%
                              =======  =======  =======   ========   ========

 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996.

  Revenues. Total revenues for the nine month period ended September 30, 1997 were $12.1 million, an increase of $4.2 million, or 52.5%, from $7.9 million for the nine month period ended September 30, 1996. Product sales for the nine month period ended September 30, 1997 were $9.3 million, an increase of $4.8 million, or 103.8%, from $4.6 million for the nine month period ended September 30, 1996. The increase in product sales was attributable to increased levels of production. Research contract revenue for the nine month period ended September 30, 1997 was $2.8 million, a decline of $581,000, or 17.3%, from $3.4 million for the nine month period ended September 30, 1996. The decline in research contract revenue was primarily attributable to a reduction in the Company's contract overhead rates as a result of its ongoing transformation from a government contractor to a manufacturing company.

  Gross Profit. Gross profit for the nine month period ended September 30, 1997 was $3.4 million, an increase of $2.9 million, or 611.5%, from $479,000 for the nine month period ended September 30, 1996. Gross profit on product sales for the nine month period ended September 30, 1997 was $2.6 million, an increase of $3.5 million from $(903,000) for the nine month period ended September 30, 1996. Gross profit margin on product sales for the nine month period ended September 30, 1997 was 27.7%, as compared to (19.7)% for the nine month period ended September 30, 1996. During 1996 the Company significantly increased its staffing and overhead in its manufacturing operations but did not experience a proportionate increase in manufacturing output. For several months, the Company's manufacturing costs exceeded the revenues generated from the sales of such products. In addition, during the nine month period ended September 30, 1996, the Company reevaluated its ability to process certain of the silicon wafers in its inventory, and determined that a downward adjustment in their carrying value of $220,000 was appropriate. During 1997, the Company began to realize the benefits of the costs incurred in 1996, as production capacity and output increased significantly. As a result, the Company was able to realize the significant increases in product sales noted above without a commensurate increase in costs.

  Gross profit on research contracts for the nine month period ended September 30, 1997 was $825,000, a decrease of $558,000, or 40.4%, from $1.4 million for the nine month period ended September 30, 1996. Gross profit margin on research contracts for the nine month period ended September 30, 1997 was 29.7% as compared to 41.2% for the nine month period ended September 30, 1996. The decrease in gross profit and gross profit margin was attributable to a reduction in the Company's contract overhead rates as a result of its ongoing transition to a manufacturing company, which reduced the amount of overhead expenses that were previously allocated to government contracts.

  Product Development Expenses. Product development expenses for the nine month period ended September 30, 1997 were $755,000, an increase of $189,000, or 33.5%, from $565,000 for the nine month period ended September 30, 1996. The increase in product development expenses was attributable to increased resources dedicated to Silicon-Film(TM) and solar cell manufacturing engineering.

  General and Administrative Expenses. General and administrative expenses for the nine month period ended September 30, 1997 and 1996 were $1.4 million. Expenses remained constant as reduced personnel expenses and a reduction in the provision for bad debt expense were offset by an increase in employee benefit costs.

  Selling Expenses. Selling expenses for the nine month period ended September 30, 1997 were $624,000, an increase of $138,000, or 28.4%, from $486,000 for the nine month period ended September 30, 1996. The increase in selling expenses was attributable to increased salary and benefit expenses to employees as well as sales commissions paid to third parties.

  Interest Expense. Interest expense for the nine month period ended September 30, 1997 was $217,000, an increase of $110,000, or 103.2%, from $107,000 for the nine month period ended September 30, 1996. The increase in interest expenses was attributable to higher levels of debt outstanding as well as higher interest rates on the outstanding balances.

  Other Income. Other income for the nine month period ended September 30, 1997 was $45,000, an increase of $41,000 from $4,000 for the nine month period ended September 30, 1996. The increase in other income was attributable to increased interest income and corresponding cash balances as a result of the convertible note issued to Corning.

  Income Taxes. Income tax expense for the nine month period ended September 30, 1997 was $9,000 as compared with $0 for the nine month period ended September 30, 1996. The 1997 expense represents the Company's Alternative Minimum Tax liability.

 YEARS ENDED DECEMBER 31, 1996 AND 1995.

  Revenues. Total revenues for 1996 were $10.6 million, an increase of $639,000, or 6.4%, from $9.9 million for 1995. Product sales for 1996 were $6.2 million, an increase of $882,000, or 16.5%, from $5.4 million for 1995. The increase in product sales was attributable to increased levels of production and a shift in product mix from solar cells to modules. Research contract revenue for 1996 was $4.3 million, a decline of $243,000, or 5.3%, from $4.6 million for 1995. The decline in research contract revenue was primarily attributable to the completion of a large contract in 1995.

  Gross Profit. Gross profit for 1996 was $1.1 million, a decrease of $1.3 million, or 54.5%, from $2.4 million for 1995. Gross profit on product sales for 1996 was $(659,000), a decrease of $1.5 million, or (175.5)%, from $873,000 for 1995. The decrease in product gross profit was attributable to several factors. First, in preparation for an anticipated increase in manufacturing output, the Company increased its labor and overhead cost structure through the hiring of additional personnel. The anticipated increase in manufacturing output did not occur because the Company experienced difficulty in purchasing recyclable silicon wafers so that the Company's revenue level could not support its expanding infrastructure. For several months, manufacturing costs exceeded revenues generated from the sales of such products. Second, the Company reevaluated its ability to process certain of the silicon wafers in its inventory which had been purchased over the preceding several years and determined that a downward adjustment in their carrying value of $220,000 was required. The Company has since implemented significant changes in its wafer procurement activities. Finally, the Company's Silicon-Film(TM) pilot production activities reduced revenues and gross margin from the Company's single crystal business. As a result of the foregoing, gross profit margin on product sales for 1996 was (10.6)%, as compared to 16.3% for 1995.

  Gross profit on research contracts for 1996 was $1.8 million, an increase of $206,000, or 13.2%, from $1.6 million for 1995. The increase in research contracts gross profit was attributable to the completion of two projects in 1995 that had large cost-sharing provisions, requiring the Company to fund a portion of the operating costs of the affected contracts. As a result, gross profit margin on research contracts for 1996 was 40.6%, as compared to 34.0% for 1995.

  Product Development Expenses. Product development expenses for 1996 were $776,000, an increase of $462,000, or 147.1%, from $314,000 for 1995. The increase in product development expenses was attributable to increased engineering and related resources dedicated toward improving the performance of the Company's Silicon-Film(TM) products.

  General and Administrative Expenses. General and administrative expenses for 1996 were $1.9 million, an increase of $390,000, or 26.5%, from $1.5 million for 1995. The increase in general and administrative expenses was attributable to increased salary and employee benefit expenses, combined with an increased provision for bad debts and less absorption of general and administrative expenses into self-constructed assets.

  Selling Expenses. Selling expenses for 1996 were $660,000, an increase of $216,000, or 48.6%, from $444,000 for 1995. The increase in selling expenses was attributable to increased salary expenses resulting from the addition of additional sales personnel, as well as higher travel costs for employees and commissions paid to third-parties.

  Interest Expense. Interest expense for 1996 was $169,000, an increase of $53,000, or 45.7%, from $116,000 for 1995. The increase in interest expense was attributable to higher levels of debt outstanding, as well as higher interest rates on the outstanding balances.

 YEARS ENDED DECEMBER 31, 1995 AND 1994.

  Revenues. Total revenues for 1995 were $9.9 million, an increase of $2.8 million, or 39.9%, from $7.1 million for 1994. Product sales for 1995 were $5.4 million, an increase of $1.9 million, or 56.0%, from $3.4 million for 1994. The increase in product sales was attributable to an approximate 21.0% increase in solar cell sales and an approximate 165.0% increase in module sales resulting from a shift in production from a focus primarily on solar cells to an increased focus on modules. Research contract revenue for 1995 was $4.6 million, an increase of $914,000, or 24.9%, from $3.7 million for 1994. The increase in research contract revenue was primarily attributable to a higher level of contract research as well as the completion in mid-1995 of two contracts with provisions for the Company to share operating costs.

  Gross Profit. Gross profit for 1995 was $2.4 million, an increase of $576,000, or 31.0%, from $1.9 million for 1994. Gross profit on product sales for 1995 was $873,000, an increase of $392,000, or 81.5%, from

$481,000 for 1994. The increase in product gross profit was attributable to increased product shipments resulting from an expansion of the Company's manufacturing capacity and a related increase in revenues. Gross profit margin on product sales for 1995 was 16.3%, as compared to 14.0% for 1994. The increase in gross profit margin was attributable to costs related to the scale-up of the Company's module manufacturing operations in 1994.

  Gross profit on research contracts for 1995 was $1.6 million, an increase of $200,000, or 14.4%, from $1.4 million for 1994. The increase in research contracts gross profit was attributable to the completion in mid-1995 of two contracts with provisions for the Company to share operating costs. Gross profit margin on research contracts for 1995 was 34.0% a decrease from 37.5% for 1994. The decrease in gross profit margin was attributable to fixed overhead rates on certain of the Company's longer-term contracts and the Company's inability to recover increased operating costs.

  Product Development Expenses. Product development expenses for 1995 were $314,000, an increase of $93,000, or 42.3%, from $220,000 for 1994. The increase in product development expenses was attributable to an expansion of the Company's engineering efforts related to its Silicon-Film(TM)products.

  General and Administrative Expenses. General and administrative expenses for 1995 were $1.5 million, an increase of $297,000, or 25.3%, from $1.2 million for 1994. The increase in general and administrative expenses was attributable to increased salary expenses due to staff additions, higher travel expenses, higher depreciation as a result of additions to its information systems hardware, increased insurance expenses and lower absorption of general and administrative expenses into self-constructed assets.

  Selling Expenses. Selling expenses for 1995 were $444,000, an increase of $68,000, or 18.0%, from $377,000 for 1994. The increase in selling expenses was attributable to higher levels of advertising and consulting expenses.

  Interest Expense. Interest expense for 1995 was $116,000, an increase of $73,000, or 173.8%, from $42,000 for 1994. The increase in interest expense was attributable to higher levels of debt outstanding.

  Interest and Other Income. Other income for 1995 was $7,000, an increase of $36,000 from an expense of $(29,000) for 1994. The increase in other income was attributable to the absence of the amortization of organizational expenses which were present for 1994.

QUARTERLY RESULTS

  The following tables represent the unaudited quarterly results of operations of the Company for the 11 most recent fiscal quarters ended September 30, 1997. The information has been prepared by the Company on a basis consistent with the Company's annual audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.

                                                               QUARTER ENDED
                   ------------------------------------------------------------------------------------------------------------
                   MAR. 31, JUNE 30,  SEPT. 30,  DEC. 31, MAR. 31,  JUNE 30,   SEPT. 30,  DEC. 31,  MAR. 31, JUNE 30, SEPT. 30,
                     1995     1995      1995       1995     1996      1996       1996       1996      1997     1997     1997
                   -------- --------  ---------  -------- --------  --------   ---------  --------  -------- -------- ---------
                                                              (IN THOUSANDS)
Revenues:
 Product sales...   $1,162   $1,359    $1,246     $1,589   $1,353   $ 1,559     $1,668     $1,657    $2,481   $3,281   $3,572
 Research con-
  tracts.........      965    1,097     1,343      1,184    1,094     1,146      1,120        987     1,005      929      845
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Total revenues..    2,127    2,456     2,589      2,773    2,447     2,705      2,788      2,644     3,486    4,210    4,417
Cost of revenues:
 Product sales...      911    1,151     1,152      1,269    1,195     2,566      1,722      1,412     1,821    2,400    2,526
 Research
  contracts......      605      787       877        759      618       658        701        603       688      659      606
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Total cost of
  revenues.......    1,516    1,938     2,029      2,028    1,813     3,224      2,423      2,016     2,509    3,059    3,132
 Gross profit
  (loss).........      611      518       560        745      634      (519)       365        629       977    1,151    1,285
Operating ex-
 penses:
 Product
  development
  expenses.......       53       72        61        127      118       230        216        210       247      246      261
 General and
  administrative
  expenses.......      334      383       405        348      465       546        436        414       428      469      502
 Selling ex-
  penses.........       87      102       114        141      139       177        171        174       174      232      218
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Income (loss)
  from
  operations.....      137      (39)      (20)       129      (88)   (1,472)      (458)      (169)      128      204      304
Other expense....       18       29        29         33       32        34         38         72        53       54       65
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
Net income (loss)
 before income
 taxes...........      119      (68)      (49)        96     (120)   (1,506)      (496)      (241)       75      150      239
Income taxes.....       --       --        --         --       --        --         --         --         1        3        5
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
Net income
 (loss)..........   $  119   $  (68)   $  (49)    $   96   $ (120)  $(1,506)    $ (496)    $ (241)   $   74   $  147   $  234
                    ======   ======    ======     ======   ======   =======     ======     ======    ======   ======   ======
                                                     AS A PERCENTAGE OF TOTAL REVENUES
                   ------------------------------------------------------------------------------------------------------------
                   MAR. 31, JUNE 30,  SEPT. 30,  DEC. 31, MAR. 31,  JUNE 30,   SEPT. 30,  DEC. 31,  MAR. 31, JUNE 30, SEPT. 30,
                     1995     1995      1995       1995     1996      1996       1996       1996      1997     1997     1997
                   -------- --------  ---------  -------- --------  --------   ---------  --------  -------- -------- ---------
Revenues:
 Product sales...     54.6%    55.3%     48.1%      57.3%    55.3%     57.6%      59.8%      62.7%     71.2%    77.9%    80.9%
 Research
  contracts......     45.4     44.7      51.9       42.7     44.7      42.4       40.2       37.3      28.8     22.1     19.1
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Total revenues..    100.0    100.0     100.0      100.0    100.0     100.0      100.0      100.0     100.0    100.0    100.0
Cost of revenues:
 Products sales..     42.8     46.9      44.5       45.8     48.8      94.9       61.8       53.4      52.2     57.0     57.2
 Research
  contracts......     28.5     32.0      33.9       27.4     25.3      24.3       25.1       22.8      19.7     15.7     13.7
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Total cost of
  revenues.......     71.3     78.9      78.4       73.2     74.1     119.2       86.9       76.2      71.9     72.7     70.9
 Gross profit
  (loss).........     28.7     21.1      21.6       26.8     25.9     (19.2)      13.1       23.8      28.0     27.3     29.1
Operating
 expenses:
 Product
  development
  expenses.......      2.5      2.9       2.4        4.6      4.8       8.5        7.7        7.9       7.1      5.8      5.9
 General and
  administrative
  expenses.......     15.5     15.6      15.5       12.3     19.0      20.2       15.7       16.1      12.3     10.9     10.9
 Selling
  expenses.......      4.1      4.2       4.4        5.1      5.7       6.5        6.1        6.6       5.0      5.5      4.9
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
 Income (loss)
  from
  operations.....      6.6     (1.6)     (0.7)       4.8     (3.6)    (54.4)     (16.4)      (6.8)      3.7      5.1      7.4
Other expense....      1.0      1.2       1.2        1.3      1.3       1.3        1.4        2.3       1.6      1.6      2.1
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
Net income (loss)
 before income
 taxes...........      5.6     (2.8)     (1.9)       3.5     (4.9)    (55.7)     (17.8)      (9.1)      2.1      3.5      5.3
Income taxes.....       --       --        --         --       --        --         --         --        --       --       --
                    ------   ------    ------     ------   ------   -------     ------     ------    ------   ------   ------
Net income
 (loss)..........      5.6%    (2.8)%    (1.9)%      3.5%    (4.9)%   (55.7)%    (17.8)%     (9.1)%     2.1%     3.5%     5.3%
                    ======   ======    ======     ======   ======   =======     ======     ======    ======   ======   ======

  The Company has experienced substantial product sales growth during the above periods and has experienced, and may continue to experience, fluctuations in its quarterly operating results. Such fluctuations are due to timing of customer orders and shipments, variations in manufacturing quantities and yields, the impact of government contract cost sharing requirements and other factors. A large portion of the Company's costs are fixed in the one to three month time frame and, as a result, fluctuations in quantities of products manufactured and shipped have resulted, and may in the future result, in large fluctuations in the Company's quarterly gross margin and operating results. To date, there has not been any significant seasonality in the Company's operations.

  During 1996, the Company began to increase its manufacturing capacity, which resulted in a large increase in the cost structure. However, there was not a commensurate increase in production quantities and as result, the Company's product gross margin was adversely affected. In the quarter ended June 30, 1996, the Company reevaluated its ability to process certain of the silicon wafers in its inventory and determined that a downward adjustment in their carrying value of $220,000 was required. In addition, for several months, the Company's manufacturing costs exceeded the revenues generated from the sales of such products. At the same time, the Company reduced the number of its employees in order to reduce its cost structure.

  Beginning in July 1995, a new phase of one of the Company's largest government contracts allowed the Company's cost sharing requirement to be met with the purchase of manufacturing equipment, rather than the sharing of operating costs. As a result, the level of contract gross profit increased beginning in this quarter. Research contracts gross profit declined during 1997 as a result of the Company's ongoing transition to a commercial manufacturer, and the corresponding decline in the overhead expenses that were previously allocated to government contracts.

  The operating results for any quarter are not necessarily indicative of results for any subsequent period or of the Company's overall performance. The Company's quarterly operating results have varied in the past and may vary in the future for the same reasons. See "Risk Factors--Potential Fluctuations in Annual or Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company had working capital of $1.4 million, $(970,000) and $5.4 million as of December 31, 1995, December 31, 1996 and September 30, 1997, respectively. The Company had cash and cash equivalents of $29,000, $25,000 and $5.1 million for the same respective periods. At September 30, 1997, $5.0 million of the cash balance was restricted for use in connection with the Company's planned scale-up of its new Silicon-Film(TM) 9 MW plant.

  Net cash provided by (used in) operating activities was $(10,000), $(88,000), $367,000 and $633,000 for the years ended December 31, 1994, 1995,
1996 and the nine months ended September 30, 1997. The net cash from operating activities represents primarily net income (loss) plus depreciation and is partially offset by changes in working capital. The fluctuations in cash provided by or used in operations are due primarily to changes in accounts receivable, accounts payable, inventories and net income (loss).

  Net cash used in investing activities was $947,000, $864,000, $970,000 and $374,000 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, all of which represented expenditures for capital equipment. In connection with the establishment of the 9 MW plant, the Company expects its capital expenditures will increase significantly in the last quarter of 1997 and for the year ended December 31, 1998. As of September 30, 1997, the Company's outstanding commitments for capital expenditures aggregated $500,000. See "Use of Proceeds" and "Risk Factors-- Scale-Up of New Manufacturing Plant."

  Net cash provided by financing activities was $500,000, $905,000, $599,000 and $4.8 million for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. In August 1997, the Company issued a convertible note for $5.0 million to Corning, the proceeds of which will be used for a portion of the capital required to scale up the 9 MW plant. The cash provided by financing activities for the years ended December 31, 1994, 1995 and 1996 represented private placements of securities and bank debt.

  At December 31, 1996, the Company was not in compliance with covenants contained in its borrowing agreements with two of its financial lenders. During 1997, the Company entered into several forbearance agreements with its primary lender. In November 1997, the Company negotiated a new agreement with this lender to provide for additional term loan borrowing for equipment purchases of $250,000 and to increase its line of credit by $200,000. The maturity date of the new agreement is March 31, 1999. Total amounts outstanding with this lender at September 30, 1997 were $562,000. During the term of the agreement, the Company must comply with certain covenants.

  In January 1997, the Company renegotiated its borrowing agreement with another lender. The agreement provides for the borrowing of up to $750,000 for capital equipment secured by such equipment. At September 30, 1997, the amount outstanding under this facility was $640,000.

  In April 1997, the Company received an advance payment from a customer for $1.0 million, as part of a $5.0 million supply agreement for the delivery of products through the end of 1998. This amount will be credited to the customer against future shipments during the term of the agreement. The customer has the right to convert any or all of the unapplied advance payment for an equivalent amount of the Company's Common Stock at the then prevailing market price.

  The Company believes that cash generated from operations, its current cash balance and the funds available under its bank borrowings, when combined with the net proceeds to be generated from the Offering, will be sufficient to satisfy the Company's projected working capital and planned capital expenditures for the next 24 months.

INCOME TAXES

   As of September 30, 1997, net operating loss carryforwards totaling approximately $4.5 million were available to reduce federal and state taxable income. The net operating loss carryforwards expire through 2012. The Tax Reform Act of 1986 and other income tax regulations contain provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including certain changes in ownership interests. The Company has established a valuation allowance for the entire amount of the net deferred tax asset since inception.

RECENT ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings per share. This statement supersedes Accounting Principles Board Opinion No. 15 and is effective for financial statements issued for periods ending after December 15, 1997. This statement requires restatement of all prior period earnings per share data presented after the effective date. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

  Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", was issued in June 1997. The statement establishes standards for reporting and display of comprehensive income in financial statements. This statement is effective for the Company's financial statements for the year ended December 31, 1998. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

  Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued in June 1997. This statement establishes standards for the way public business enterprises report information about operating segments. It also establishes standards for related disclosure about products and services, geographical areas, and major customers. This statement is effective for the Company's financial statements for the year ended December 31, 1998. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

EFFECTS OF INFLATION AND EXCHANGE RATES

  The Company has not been materially affected by inflation or changes in foreign exchange rates. However, there can be no assurance that the Company's business will not be affected by inflation or foreign exchange rates in the future. See "Risk Factors--International Sales."

YEAR 2000

  The Company's current data processing systems are not year 2000 compliant. The Company believes that, within the next 18 months, it will have to replace its current systems with new systems that are year 2000 compliant. The cost of such systems is currently estimated at approximately $500,000.

                                   BUSINESS


  The Company develops, manufactures, markets and sells PV solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert sunlight directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power.

THE SOLAR ELECTRIC POWER MARKET

  PV Energy Systems estimates 1997 worldwide solar electric power industry shipments at 114 MW, corresponding to system revenues of approximately $1.8 billion. Over the 17 year period since 1980, industry shipments have increased at a compound annual rate of 22% and are forecast to continue to increase through the year 2005 at an approximate compound annual rate of 24%. In particular, it is currently estimated that the solar electric power market has grown by approximately 30% from 1996 to 1997. The growth of the solar electric power market is being driven by the expanding number of rapidly growing needs for electricity off-grid where solar electric power is the most cost-effective energy source and by widespread demand for an environmentally-friendly alternative source of on-grid electricity. Current demand for solar electric power systems significantly exceeds aggregate industry manufacturing capacity. The Company expects that, due to its low-cost Silicon-Film(TM) products, it will experience revenue growth rates in excess of the market's overall growth rate.

  The use of solar electric power in commercial applications has grown over the past two decades from initial satellite power supplies to a diversified industry serving a large variety of terrestrial applications. Solar electric power systems supply electrical power using only sunlight as "fuel", producing electricity even under low light conditions on cloudy days. Because of their reliability, modularity, low maintenance and lack of conventional fuel requirements, such systems are used for a wide variety of stand-alone (not connected to a utility network or grid) applications where conventional sources of power are impractical or too expensive.

  Solar electric power systems compete in their commercial use with other sources of off-grid electric power, such as diesel engine generators. Solar electric power systems are also used to supplement power from electric utility grids. The electric power industry comprises one of the world's largest industrial segments, with annual equipment revenues in excess of $200 billion. Currently, annual shipments of electric power equipment, as defined by equipment capacity, are approximately 90,000 MW. By contrast, shipments of solar electric power systems are only about 0.1% of the electrical generating capacity installed each year. Since the scale of solar electric power shipments is very small compared to that of the electric power equipment industry as a whole, small changes in solar electric power cost can have a material impact on the size of the solar electric power equipment industry.

SOLAR ELECTRIC POWER PRODUCTS

  The solar electric power industry sells four main classes of products: solar cells, modules, panels and systems. Solar cells are semiconductor devices that convert light, usually sunlight, directly into electricity according to a phenomenon of physics known as the photovoltaic effect. The rated power of the typical solar cells ranges from 1.0 to 3.3 watts. Modules are assemblies of solar cells connected together and encapsulated in a weatherproof package. The rated power of typical modules ranges from 50 to 120 watts. Industry revenues in 1997 at the module level are estimated to be approximately $500.0 million. Panels are assemblies of several modules connected together. Solar electric power systems typically include one or more modules, a storage battery and electric equipment for power conditioning and control. As noted above, 1997 industry revenue at the system level is estimated to be $1.8 billion.

                         SOLAR ELECTRIC POWER PRODUCTS


                [LOGO DIPICTING SOLAR ELECTRIC POWER PRODUCTS]

ASTROPOWER'S MANUFACTURING TECHNOLOGY

  The conventional processing technology used to process raw silicon into wafers comprises one-half to two-thirds of the total cost of a solar cell. The raw material is formed into ingots of single crystal silicon, or blocks of polycrystalline silicon, and must be sawed into wafers in a time-consuming and costly process that also results in significant waste of material. As solar cell sizes become larger, the limitations of the ingot-forming process and the wafer sawing process become more acute and add significantly more expense. The Company has developed new technology that it believes avoids costs inherent in conventional silicon wafer processing and provides an important competitive advantage in the solar electric power market. The Company believes it is uniquely positioned to capture increasing market share as a result.

  NEW LOW-COST SILICON-FILM(TM) TECHNOLOGY. The Company's Silicon-Film(TM) technology involves a continuous production process to manufacture crystalline silicon sheets and layers. This proprietary process is designed to substantially reduce wafer cost while retaining the appearance, performance, stability and reliability of conventionally-manufactured silicon wafers. The Company believes that its proprietary Silicon-Film(TM) process is different from any other process presently identified for producing solar cells and that its Silicon-Film(TM) technology offers a number of advantages for both wafer and solar cell production including:

    Low-cost raw material. The Silicon-Film(TM) process does not require the use of high-purity silicon as raw material feedstock for the process.

    Continuous process. Silicon-Film(TM) technology is a continuous sheet manufacturing process, leading to lower capital cost and lower manufacturing cost than conventional batch processes.

    Size versatility. Silicon-Film(TM) wafers and solar cells can be manufactured to virtually any desired size (at least up to 12" by 24"). This provides the ability to make a large variety of solar cell and module designs, capturing economies of scale in both manufacturing and material utilization.

    Ease of scale-up. The Silicon-Film(TM) process uses equipment that is easily scaled up for large volume production of wafers.

    Technology base. The Silicon-Film(TM) process capitalizes on an existing base of silicon material technology and market experience already established for the solar cell and semiconductor industries.

    Potential for new products. Silicon-Film(TM) technology offers the promise of a series of new products based on improvement of existing technology and development of next-generation technologies.

  RECYCLED SEMICONDUCTOR WAFER TECHNOLOGY. The Company also manufactures silicon solar cells using wafers recycled from the semiconductor industry. The Company has developed a sequence of proprietary processes that allows these recycled wafers to be fabricated into high performance solar cells. By using recycled wafers, it is not necessary to prepare bulk silicon which must be subsequently sawed into wafers. In addition, an external source of supply allows for flexible manufacturing, where production can be rapidly increased without the purchase of expensive crystal growing, casting or sawing equipment. As a result of these advantages, the Company believes that by purchasing recycled wafers its silicon wafer costs are less than those for wafers produced by other companies for the manufacture of solar cells. Commercial sales of such products by the Company started in 1989. For the first nine months of 1997 solar cell and module revenues from recycled wafers represented 93.4% of the Company's total product sales.

BUSINESS STRATEGY

  The Company's goal is to become the leading supplier of high-quality, low-cost solar cells and modules. To achieve this goal, the Company intends to:

  CAPITALIZE ON THE ADVANTAGES OF THE SILICON-FILM(TM) PROCESS. The Company intends to capitalize on the advantages of its unique proprietary Silicon-Film(TM) process. These include (i) lower cost, which the Company believes will allow it to capture increasing market share while achieving favorable gross margins, and (ii) size scaleability, providing a broader range of product sizes, shapes and power ratings from a high-volume manufacturing process that is amenable to extensive automation.

  RAPIDLY EXPAND MANUFACTURING CAPACITY. The Company is building a 9 MW capacity Silicon-Film(TM) plant, and is expanding the capacity of its existing single crystal silicon solar cell manufacturing line. These two expansions will approximately triple the Company's aggregate production capacity over the next 12 months. The Company is also planning significant additional capacity expansion in 1999 which would further increase capacity by a factor of two or more.

  ADD NEW STRATEGIC CUSTOMERS. The Company plans to continue to sequentially acquire targeted new strategic customers including module manufacturing companies, system integrators and distributors, as its manufacturing volume scale-up allows. New customers will be selected to further broaden the Company's presence in high growth market segments. The Company intends to use this customer acquisition strategy to diversify its customer base geographically and across all major market segments.

  INCREASE SALES VOLUME WITH EXISTING CUSTOMERS. Following the initial acquisition of a strategic customer, the Company seeks to build sales volume over time by transitioning from a secondary supplier to a primary supplier to each customer and by increasing each customer's volume through the referral of sales leads.

  DEVELOP THE ASTROPOWER BRAND. The Company intends to broaden and extend its "AstroPowered" promotional campaign to (i) create brand identity and awareness as a technology and cost leader in solar electric power products and (ii) assist the Company's OEM customers and distributors in promoting their products to end users through association with the Company's "AstroPowered" brand and technical leadership.

  DEVELOP NEXT-GENERATION SILICON-FILM(TM) TECHNOLOGIES. The Company believes that its present Silicon-Film(TM) products are the first generation of a series of new products that it will develop using its technical expertise and proprietary technology. Intended future products will advance the state-of-the-art in Silicon-Film(TM) solar cell technology and enhance its competitive position in the solar electric power industry.

PRODUCTS AND PRODUCT STRATEGY
  The Company designs, manufactures, markets and sells solar cells, modules and panels. Since their initial development, solar cells and modules have progressively increased in size. This trend is primarily due to two factors:
(i) the ability to form and slice larger ingots of silicon has advanced considerably over the past two decades, driven largely by the semiconductor industry's switch from 4" wafers to 6" wafers, and most recently to 8" wafers; and (ii) larger solar cells are generally more cost effective, since per-unit handling and processing costs are spread over more watts per cell, and since certain module assembly costs can be allocated over more watts.

  SOLAR CELLS. From 1991 through 1995, the Company introduced three generations of progressively larger single crystal silicon solar cells. The latest of these products, the AP-106, was the first six inch solar cell to be commercially introduced, and remains to this date the largest and most powerful solar cell commercially available.

    HISTORICAL EVOLUTION OF ASTROPOWER'S SINGLE CRYSTAL SILICON SOLAR CELLS

--------------------------------------------------------------------------------


                             GRAPH          GRAPH         GRAPH
---------------------------------------------------------------------
  Product                    AP-104         AP-105         AP-106
---------------------------------------------------------------------
  Introduction date           1991           1993           1995
---------------------------------------------------------------------
  Nominal size                 4"             5"             6"
---------------------------------------------------------------------
  Nominal power (watts)       1.4            2.0            3.3


  The AP-225 is the Company's first Silicon-Film(TM)solar cell to be produced in volume. As of November 30, 1997, more than 130,000 of these solar cells have been produced and shipped to customers as fully assembled modules and panels. The Company has begun to supply its key solar cell customers with AP-225 samples, and plans to formally introduce this product in the first half of 1998. The Company intends to introduce the AP-225 as a lower-cost, higher-power alternative to five inch single crystal silicon solar cells, currently the standard component for supply to independent module assembly companies. Although larger in area than five inch single crystal solar cells, AP-225 Silicon-Film(TM) solar cells can be assembled into modules utilizing the same basic equipment and production processes.

         PLANNED EVOLUTION OF ASTROPOWER'S SILICON-FILM(TM) SOLAR CELLS

--------------------------------------------------------------------------------


                             GRAPH               GRAPH
--------------------------------------------------------------------------------
  Product                      AP-225                      Large Area Solar Cell
--------------------------------------------------------------------------------
  Nominal size                   6"                              12" X 24"
--------------------------------------------------------------------------------
  Nominal power (watts)         2.25                                 18

  One of the Company's key product strategies is to continue to exploit economies of scale in solar cell manufacturing. The Company believes that Silicon-Film(TM) technology is uniquely capable of achieving solar cell sizes larger than any other crystalline silicon technology, and that this represents a significant cost advantage for the Company. The Company has incorporated this strategy into the marketing message printed on its promotional material, which reads: "AstroPower--The Large Solar Cell Company."

  The Company plans to continue to capitalize on the scaleability of the Silicon-Film(TM) process by developing solar cell configurations larger than 6^ . The Company has fabricated 12^ by 24^ Silicon-Film(TM) solar cells in the laboratory. Such large-area solar cells may either be utilized directly in panels for use in grid-connected applications, or cut into a variety of smaller sizes for assembly into modules covering a range of rated power. The Company believes that the planned next-generation product configuration will have two primary advantages compared with other currently available solar cells: (i) economies of scale to reduce manufacturing cost; and (ii) flexibility of size to meet a broad range of end-use configuration requirements more effectively than its competitors.

  MODULES. Module sales represent an important complement to the Company's solar cell business. Presently, the Company primarily manufactures and sells two types of modules. The Company's AP-7105 contains 36 series-connected 5^ single crystal solar cells and is rated at 75 watts, which is the most common type of 12-volt battery charging module sold today. The AP-1206 contains 36 series-connected 6^ single crystal solar cells and is rated at 120 watts. The Company has also begun selling limited quantities of modules incorporating Silicon-Film(TM) solar cells.

  The Company's strategy is to sell fully-assembled modules to distributors and system integrators in those regions around the world such as the U.S., Japan and Central America which do not yet have a large number of independent module assemblers. The Company currently sells approximately 50% of its total solar cell production in the form of assembled modules.

  PANELS. The Company recently introduced a large area panel consisting of four individual modules mounted on a common mechanical support structure and electrically interconnected at the factory. The rated power of this product ranges from 300 watts to 450 watts, depending on the specific model, and is designed to be the largest increment of PV capacity which can be handled and installed by two people.

  The Company's strategy is to design and sell panels for use in large arrays such as the grid-connected residential rooftop systems being marketed by GPU Solar, a joint venture between the Company and GPU International.

SOLAR ELECTRIC POWER APPLICATIONS

  Solar cells, modules and panels are utilized in a wide range of end-use applications, which can be grouped into three primary market segments: Remote Electric Power, Grid-Connected Power and Consumer Electronics. The Remote Electric Power market segment is typically divided into segments:
Communications and Transportation Infrastructure and Village & Home. The following table shows (i) the breakdown of 1997 industry shipments into these market segments, (ii) the historical compounded annual growth rate by segment for the period 1993 through 1997 and (iii) the projected compounded annual growth rate by segment through the year 2000, according to PV Energy Systems.



                                                       ESTIMATED   PROJECTED
                                                        1993 -      1997 -
                         ESTIMATED 1997  % OF TOTAL       1997        2000
     MARKET SEGMENT         SHIPMENTS     SHIPMENTS      CAGR        CAGR
------------------------------------------------------------------------------
  Remote Electric Power             86MW           76%         13%         19%
    Communications and
     Transportation
     Infrastructure        41 MW            36%          12%         13%
    Village & Home         45 MW            40%          15%         23%
------------------------------------------------------------------------------
  Grid-Connected Power             22 MW           19%         53%         40%
------------------------------------------------------------------------------
  Consumer Electronics              6 MW            5%          5%          0%

  REMOTE ELECTRIC POWER MARKET SEGMENT. The Remote Electric Power market segment involves the use of solar electric power systems to supply electricity in locations not served by the utility grid. Historically, the most common method of supplying power in such locations has been diesel generator sets. However, in remote locations where regular transportation of fuel is expensive or impractical, or in locations where no trained maintenance personnel are available, or if electricity is required only sporadically, or if only a relatively small amount of electricity is required, solar electric power systems can supply electricity at lower cost because of two inherent advantages compared with diesel generators. These advantages include (i) solar electric power systems require very little maintenance and no fuel, and (ii) unlike diesel generators, which typically have a minimum rated output of 5,000 to 10,000 watts, and which do not operate efficiently when partially loaded or sporadically utilized, solar electric power systems are highly modular, having typical generating capacity increments of 50 to 75 watts. Accordingly, solar electric power systems can be configured to supply the exact amount of energy required for a particular application.

  There are two primary application groups within the Remote Electric Power market segment: Communication and Transportation Infrastructure and Village & Home.

  SELECTED SOLAR ELECTRIC POWER APPLICATIONS AND USES IN THE REMOTE ELECTRIC
                             POWER MARKET SEGMENT

-------------------------------------------------------------------------------

  Communication and  . Repeater stations for line-of-sight data communication radio-
   Transportation      links
   Infrastructure

                     . Repeater stations on fiber-optic data transmission lines
                     . Base stations and repeaters for cellular and personal
                       communication service ("PCS") networks
                     . Direct broadcast satellite communication networks
                     . Emergency call boxes located on highways or in other public areas
                     . Monitoring, telemetry and remote actuation systems for
                       highways; railroads; oil and gas pipelines; water reservoirs, tributaries and tanks; electricity transmission and
                       distribution networks
                     . Navigation radio beacons for airline traffic control,
                       illuminated obstruction lights on towers and chimneys, runway lights for remote airfields and illuminated beacons for marine navigation on buoys and lighthouses
                     . Portable warning signs used at highway construction sites
                     . Lighting systems for compounds, streets, parking lots,
                       billboards and signs
-------------------------------------------------------------------------------------
  Village & Home     . ""Solar Home Systems" supplying basic services such as light,
   Applications        radio and television

                     . Coleman(TM)-style "solar lanterns"
                     . Wireless pay telephones
                     . Deep-well pumps for potable water
                     . Vaccine refrigeration, lighting and medical equipment for health clinics
                     . Schools
                     . Remote (off-grid) homes
                     . Vacation cabins
                     . Battery charging on boats and RVs

  Growth in the Communication and Transportation Infrastructure market segment is expected to be driven by the proliferation of wireless communications products and services, and by increased efforts within the transportation industry to optimize the economic utilization of fixed assets through system automation. Growth in the Village & Home market is expected to be driven by economic growth in the developing world, increasing availability of system financing and maturation of the distribution infrastructure for system installation and maintenance.

  GRID-CONNECTED POWER MARKET SEGMENT. Grid-connected applications relate to the utilization of solar electric power systems in locations where electricity is already available from a utility grid. Most grid-connected solar electric power systems are located on single-family homes or are integrated into the exterior surface of commercial buildings. Power generated by such systems can be utilized directly at the site or sold back into the utility grid for other consumers to use. Grid-connected solar electric power systems may also include a small amount of battery storage to provide power during a utility outage. Most grid-connected solar electric power systems generate only a portion of the annual electrical energy consumed at the site. However, in some cases, homes or buildings with such systems actually become net providers of energy to the utility grid.

  There are many factors which affect the cost of solar electric power in grid-connected installations, including system installation cost, sunlight availability, financing cost and tax issues. However, the installed cost of grid-connected solar electric power systems will have to be reduced by approximately a factor of two before significant market penetration can be expected. It is the Company's belief that if this cost goal can be achieved, the market for grid-connected solar electric power systems could expand dramatically.

  The Company believes that growth in the Grid-Connected Power market segment for the foreseeable future will be driven by public interest in the environment, government policies and utility industry restructuring. Most grid-connected solar electric power systems are currently installed in Japan, Europe and the U.S. under a variety of subsidy programs. In Japan, over 10,000 residential grid-connected solar electric power systems are being installed annually under a government program offering a subsidy of approximately 30% of the total system cost. In Germany and Switzerland, over 40 municipalities and states offer "rate-based" incentive programs for consumers who install solar electric power systems. In the U.S., a utility consortium named Utility PhotoVoltaic Group has funded over $64 million in projects since 1995, and several states, including California and Arizona, have enacted legislation to provide incentives for increased utilization of grid-connected solar electric power systems. The U.S. federal government recently proposed a "Million Solar Roofs" program which, if implemented, would sharply increase the number of grid-connected solar electric power systems installed in the U.S.

  CONSUMER ELECTRONIC MARKET SEGMENT. The Consumer Electronic market segment comprises a variety of applications where solar electric power is used for small consumer products such as calculators, radios, watches and toys. Such applications are often novelty applications for solar electric power that require only small amounts of electricity. They do not require higher-power solar electric power products such as those manufactured by the Company.

CUSTOMERS

  The Company sells its solar cells and modules to a limited group of key customers. These customers are distribution or module manufacturing companies that either sell to other marketing intermediaries or directly to end users. The Company classifies its customers into one of three types: (i) independent local module manufacturing companies ("MODCOs"); (ii) system integrators; and
(iii) distributors. The table below explains the role of each of these types of customers in the distribution of the Company's products.

                                                         NUMBER OF THIS TYPE IN
                                                         THE COMPANY'S CURRENT
     CUSTOMER TYPE          CUSTOMER DESCRIPTION           TOP TEN CUSTOMERS
 ------------------------------------------------------------------------------
   MODCO             Purchases solar cells from the                 5
                     Company and assembles them into
                     finished modules
 ------------------------------------------------------------------------------
   System Integrator Purchases finished modules from                3
                     the Company and incorporates them
                     into solar electric power
                     systems.
 ------------------------------------------------------------------------------
   Distributor       Purchases finished modules from                2
                     the Company and resells them to
                     lower volume users including home
                     owners, OEMs and other
                     professional customers.


  The Company uses a "tiered" customer acquisition and growth strategy aimed at acquiring new key customers while growing volume with existing customers. First, the Company targets new customers who provide access to high growth market segments while maintaining geographical diversity. Often a new supply relationship with such a customer is as a secondary product supplier. Once a successful supply relationship has been established, the Company's objective is to become the primary product supplier to each new key customer, growing volume within each account through a progressively increased share of each customer's business. The combination of growth within each account and selective new customer acquisition drives the Company's strategy for rapid sales growth.

  Sales to the Company's ten largest customers accounted for approximately 41.7%, 44.0%, 46.0% and 70.2% of its total revenues in fiscal 1994, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

  During fiscal 1994 and 1995, Showa Solar Energy K.K., a Siemens AG affiliate based in Singapore, accounted for 25.0% and 10.4% of the Company's total revenues, respectively. During fiscal 1996, Tata BP Solar, an Indian joint venture of British Petroleum Co. p.l.c. and the Tata Group, accounted for 12.9% of the Company's total revenues. During the nine months ended September 30, 1997, Solar Fabrik, an independent MODCO based in Germany; Photocomm, Inc., a systems integrator located in Arizona and Atersa, an independent Spanish MODCO, accounted for 19.2%, 13.8% and 10.9% of the Company's total revenues, respectively. No other customers represented more than 10% of the Company's total revenues for any such periods. The Company expects that sales of its products to a limited number of customers will continue to result in a high concentration of net sales to relatively few customers for the foreseeable future, and that the loss of certain of these customers could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Dependence on Key Customers; Customer Concentration."

  A large percentage of the Company's product sales are to international customers. For the year ended December 31, 1996 and for the nine months ended September 30, 1997, the approximate geographic breakdown of product revenue is shown in the table below:


                                    YEAR ENDED                       NINE MONTHS ENDED
             REGION              DECEMBER 31, 1996                   SEPTEMBER 30, 1997
     ----------------------------------------------------------------------------------
         North America                 13.2%                               29.3%
     ----------------------------------------------------------------------------------
         Europe                        49.4%                               58.7%
     ----------------------------------------------------------------------------------
         Africa                         6.6%                                6.0%
     ----------------------------------------------------------------------------------
         Asia                          30.7%                                6.0%

  The Company anticipates that international customers will continue to account for the majority of product sales for the foreseeable future.

MARKETING, SALES AND CUSTOMER SUPPORT

  The Company markets its products through trade shows, on-going customer communications, promotional material, direct mail and advertising. In addition, the Company's customer service and applications engineering personnel provide support to customers and gather information on current product performance and future product requirements. Sales of the Company's solar cells and modules are handled by an internal sales force based at the Company's offices in Newark, Delaware and in Germany.

MANUFACTURING AND RESEARCH FACILITIES

  The Company's research and development and manufacturing facilities are currently located at its Newark, Delaware headquarters. The solar cell line used to manufacture solar cells, the module production facility and the pilot Silicon-Film(TM) production line are located at this facility. The manufacturing facility includes a full complement of equipment for solar cell and module manufacturing and is continually upgraded to improve capacity and product quality. Included in this facility are equipment to condition wafers by mechanical and chemical means, tube furnaces for diffusion, equipment for effecting junction edge-isolation, continuous process screen-printing and firing equipment for applying electrical contacts to solar cells, coating deposition equipment for applying anti-reflection coating on solar cells, a solar cell tester and tabbing/stringing, lamination and test equipment for assembling modules.

  The Company is scaling-up a new 9 MW plant that will be solely dedicated to the production of Silicon-Film(TM) wafers, solar cells and modules. This facility will utilize manufacturing technology and equipment developed during the pilot phase of Silicon-Film(TM) production with the addition of mechanized and automated product handling and manufacturing enhancements to improve productivity and quality. The Company believes that a dedicated high-volume plant is necessary to manufacture the volume of Silicon-Film(TM) product it expects to sell. Such a single-purpose plant is expected to improve quality by focusing worker training and product improvement activities in a manner not possible in a multi-product manufacturing facility. Initial production from the new plant is planned to start in the second quarter of 1998 and to reach capacity in 1999. The Company plans additional major capacity expansion in 1999 to accommodate increases in sales of Silicon-Film(TM) product anticipated in future years. The Company anticipates that its new plants will be in the immediate area of its existing Newark, Delaware location.

  The research and development portion of the Newark, Delaware facility is equipped with standard semiconductor device development, fabrication and evaluation equipment, including wafer polishing facilities; seven liquid phase epitaxial growth systems for silicon and III-V compounds; tube furnaces for diffusion, oxidation, alloying, and heat treatment; photolithography equipment, vacuum (thermal, e-beam, and magnetron sputtering) deposition for metals and antireflection coatings; plating baths for obtaining low resistance contacts; and standard process evaluation equipment including a scanning electron microscope with energy dispersive spectroscopy capability. The wafer production pilot line facility includes high volume wafer production equipment that is being operated for pilot production of Silicon-Film(TM) wafers and associated equipment for handling and sizing of wafers before they are transferred to solar cell manufacturing.

QUALITY ASSURANCE

  The Company intends to maintain its reputation as a manufacturer and supplier of quality products and to continuously improve the quality of its products and services. Quality testing starts with the wafer, is continued at several steps during solar cell and module manufacturing, and is implemented at each solar cell and module manufacturing step by the staff directly responsible for the daily operation of the manufacturing line. Each operator is trained to recognize and report on the quality of his or her work. Process control issues are communicated to technicians, engineering personnel, supervisors and co-workers and this team works together to effect an immediate corrective action and eliminate the cause of the problem.

  Quality assurance measures have enabled the Company to achieve international and domestic product certifications for many of its modules. In June 1996, the Commission of European Communities ("CEC") issued

Qualification Certificates for environmental stability and performance for the Company's standard module types AP-1106, AP-1206, AP-6105, and AP-7105. In August, 1996 the Company received UL listing for the Company's standard module types AP-1106, AP-1206, AP-6105 and AP-7105. In August 1997, the Company received UL listing for Silicon-Film(TM)module products. UL listing confirms that the Company's modules meets the UL 1703 Standard for Flat-Plate Photovoltaic Modules and Panels. The Company intends to submit all new module products for such approval.

STRATEGIC ALLIANCES

  The Company has leveraged, and plans to continue to leverage, its resources in manufacturing technology, marketing and sales of solar electric power products through collaborative agreements with corporate partners and customers. It has developed several strategic alliances which the Company feels will substantially assist in commercializing its Silicon-Film(TM) technology. Such strategic alliances aid the Company by providing access to technology, markets, customers and useful competitive information that otherwise would be difficult or expensive to obtain. The Company has the following ongoing manufacturing and technology relationships:

  CORNING INCORPORATED. In August 1997, the Company and Corning entered into agreements (the "Corning Agreements") under which the Company borrowed $5.0 million from Corning and which provide that Corning will provide research, development, engineering and manufacturing assistance to the Company for a three year period. The two companies will work jointly to accelerate the implementation and ramp-up of a new manufacturing facility for the Company which will produce photovoltaic solar cells and modules based on the Company's Silicon-Film(TM) technology.

  Corning manufactures optical fiber and photonic components, high-performance glass and components for televisions, and other electronic displays and equipment; advanced materials for scientific and environmental markets; and consumer products. Corning's total revenues in 1996 were $3.7 billion.

  The Corning Agreements provide that the Company and Corning each grant to the other a non-exclusive and royalty free worldwide license with respect to new technology developed pursuant to the Corning Agreements which is either owned by Corning or the Company or jointly owned by the Company and Corning with respect to products relating to photovoltaic energy cells, modules and arrays, but which does not involve a license to the Company's existing technology including its Silicon-Film(TM) technology.

  With respect to each project under the Corning Agreements in which Corning elects to participate at the Company's request, Corning shall be compensated monthly in the form of options to purchase shares of the Company's Common Stock based on man-years of personnel contributed by Corning to the project.

  The $5.0 million borrowed from Corning is to be used towards the engineering, design, lease, construction or expansion of facilities and purchase of equipment and related tooling or working capital devoted to the manufacture of products derived from the Company's Silicon-Film(TM) technology. The loan is for four years with interest at 7% per annum and is convertible into Common Stock of the Company at a conversion price per share equal to the lesser of (i) $9.00 or (ii) 75% of the price per share to the public in an initial public offering of Common Stock by the Company. In the event the loan remains unpaid after the due date, the Company, if requested by Corning, shall grant to Corning a non-exclusive license to use all of the Company's Silicon-Film(TM) intellectual property under fair market terms and conditions as then shall be negotiated. Corning has a security interest in certain physical assets.

  Until the loan from Corning is repaid or converted by Corning into the Company's capital stock, Corning has certain first offer rights to provide equity financing for the Company and with respect to any sale or merger of the Company or sale or licensing of its technology or assets.

  If the Company sells more than 5% of its capital stock or other securities convertible into more than 5% of its capital stock, Corning may, at its option, purchase all or part of such securities. On August 19, 1999, the 5% exclusion expires and thereafter Corning's rights apply to all sales of the Company's equity securities. Corning also has a right of first offer in respect of any merger, consolidation or similar transaction involving the Company, or a sale of its assets or business, or a sale or licensing of the Company's Silicon-Film(TM) technology.

  The Company has the right to prepay the Corning loan anytime after August 19, 1999 upon sixty days notice to Corning. Upon prepayment or conversion of the loan, Corning's rights described in the previous paragraph expire.

  In conjunction with the Corning loan and Corning Agreements described above, Corning has not entered into a standstill agreement prohibiting its acquisition of Company stock from third parties.

  The Company must notify Corning of any subsequent financing needs or of any plans or proposals involving any of the other transactions described above and the terms on which the Company is willing to enter into any such transaction, and Corning has thirty days to express its intent to participate and if so, to what extent or not to participate in such transaction. In the event that Corning declines to participate in such transaction, the Company is free for a period of one year after the date of its notice to Corning to consummate such transaction or transaction(s) with third parties under terms no more favorable to such third parties as the Company had proposed to Corning.

  GPU INTERNATIONAL. In July 1997, the Company and GPU International, Inc. ("GPUI") concluded an agreement to form a 50/50 joint venture named GPU Solar to develop, manufacture, and test market grid-connected residential rooftop PV systems for the U.S. market using the Company's solar electric power modules. GPUI is an unregulated subsidiary of General Public Utilities ("GPU"), a major New Jersey based electric utility company and one of the top 10 independent power developers world-wide. During the first year of operation, GPU Solar plans to install between 20 and 40 pilot systems (approximately 100 kW total) in several locations around the country. All of these systems will utilize the Company's large area Silicon-Film(TM)panels. The Company believes that GPU's expertise involving electrical system design and installation will help facilitate the development of high reliability, low cost PV products appropriate for use in typical U.S. residences, and that GPUI's power marketing experience and credibility will help GPU Solar develop its strategy for this rapidly growing market segment.

COMPETITION

  The market for solar electric power components and systems is intensely competitive. The Company believes that this market will continue to be intensely competitive, particularly if products with significant cost or performance advances are developed. The Company also believes that while a single technology (single crystal silicon) has been dominant throughout the industry's approximately 20 year history, this market will be characterized by future technological change. See "Risk Factors -- Technological Change and Competing Technology" and " -- Competition."

  A number of large U.S., Japanese, and European companies are actively engaged in the development, manufacturing and marketing of solar electric power components and systems. These include Siemens Solar Industries, Amoco/Enron Solar, Kyocera Corporation, British Petroleum Co. p.l.c., Sanyo Electric Co., Ltd., Sharp Corp., Shell Solar Energy B.V., ASE GmbH (an affiliate of RWE) and Canon. All of these companies have significantly greater resources to devote to the research, development, manufacturing and marketing than the Company. There are also a large number of smaller companies involved in both the development of, as well as the ongoing manufacturing and marketing of, solar electric power components and systems.

  There are a variety of competing technologies currently under active development by a large number of organizations. These technologies include amorphous silicon, cadmium telluride and copper indium diselenide, as well as advanced concepts for both bulk (ingot based) and thin film crystalline silicon. Any of these competing technologies could theoretically achieve manufacturing costs per watt lower than the Silicon-Film(TM) technology developed by the Company.

  The Company believes that the principal competitive factors in the market for solar electric power components are the following: price per watt; long term stability and reliability, product performance (primarily conversion efficiency); ease of handling/installation; product quality; and reputation.

CONTRACT RESEARCH AND DEVELOPMENT

  The Company selectively pursues contract research programs funded by third parties to help support the development of new technical capabilities and products. These programs have been selected to complement and enhance the Company's long-term development strategy under conditions that permit the Company to retain the technology it develops. Substantial third-party funding has been received from various agencies of the U.S. government. Total sums expended for research, development and manufacturing engineering in the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997 were $2.5 million, $3.3 million, $3.3 million and $2.7 million, respectively. Of those amounts, approximately $2.3 million, $3.0 million, $2.6 million and $2.0 million respectively, were externally funded and are a component of contract revenue and approximately $220,000, $314,000, $776,000 and $755,000 respectively were internally funded expenditures by the Company.

  The Company's research and development effort is divided into two areas:
Advanced Silicon-Film(TM) Solar Cell Products and Advanced Optoelectronic Products.

  ADVANCED SILICON-FILM(TM) SOLAR CELL PRODUCTS. The Company believes that its present Silicon-Film(TM) products are the first generation of a series of future products that it will develop using its technical expertise and proprietary technology. The Company believes that these products will advance the state-of-the-art in Silicon-Film(TM)solar cell technology and provide it with new products to enhance the Company's competitive position in the solar electric power business. A portion of this research has been and is currently funded by the Department of Energy through subcontracts administered by the National Renewable Energy Laboratory in Golden, Colorado.

  The designs of future generation Silicon-Film(TM) products are characterized by thin (less than 150 micrometer) layers of crystalline silicon on a low-cost substrate and incorporate various other materials to enhance the current- and power-generating efficiency of the solar cells. These advanced solar cells are expected to result in materials and manufacturing cost reductions on a per watt basis relative to the Silicon-Film(TM) products presently manufactured by the Company. The Company is also developing new designs for solar modules using its advanced solar cell technology which incorporate thin solar cells and new interconnection methods. New designs will enable lower cost modules, which the Company believes will lead to new portable solar power applications.

  ADVANCED OPTOELECTRONIC PRODUCTS. Optoelectronic products combine optical processing and electronic processing within a single device. Familiar examples of optoelectronic products or devices are the remote channel switching unit used to change channels on a television set and the numerical displays of common digital home appliances such as microwave ovens or digital alarm clocks.

  The Company is developing several optoelectronic devices based upon energy conversion from light into electrical signals. Funding for most of this research has come from third parties, including the National Science Foundation, the Department of Commerce through the National Institute of Science and Technology, the Department of Energy, the Department of the Air Force, the National Aeronautics and Space Administration, the Ballistic Missile Defense Organization and the Defense Advanced Research Products Agency. The optoelectronic products under investigation and development by the Company are focused on specialized market opportunities, primarily military applications at the present time. There can be no assurance that such products will ever become revenue-generating commercial products.

PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's policy is to protect its technologies by filing patent applications with respect to technology considered important to business development. The Company also relies upon unpatented know-how, continuing technological innovation and the pursuit of licensing opportunities in order to develop and maintain its competitive position. The Company has been awarded ten U.S. patents in the field of photovoltaics and had three patents pending as of September 30, 1997. The Company decides on a case-by-case basis whether and in what countries it will file foreign counterparts of a U.S. patent application. International counterparts of four issued patents have been filed under the Patent Cooperation Treaty. The Company will continue to file other U.S. and international patent applications to protect technology it considers important to providing a market advantage for its products. The Company believes that its patents offer it a competitive advantage but there can be no assurance that any patents, issued or in process, will not be intentionally circumvented or infringed upon by others.

  In addition to patent protection, the Company relies on the law of unfair competition and trade secrets to protect its proprietary rights. The Company considers several elements of the Silicon-Film(TM)manufacturing process to be trade secrets. The Company attempts to protect its trade secrets and other proprietary information through non-disclosure agreements with customers, suppliers and consultants and limits dissemination of information to a need-to-know basis. Although the Company seeks to protect its proprietary information, there can be no assurance that others will not either develop independently the same or similar information or obtain access to information that the Company believes is proprietary.

  Employees are required to sign confidential information non-disclosure agreements upon the commencement of employment with the Company. The Company's non-disclosure agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions made by the individual shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

  Silicon-Film(TM) is a trademark of the Company.

SUPPLY AND COST OF SILICON WAFERS AND OTHER RAW MATERIALS

  The Company purchases and recycles silicon wafers from the semiconductor industry for use in its single crystal solar cell manufacturing processes. Although the Company has generally been successful in obtaining sufficient quantities of quality wafers in the past, there can be no assurance that such wafers will be available at cost effective prices in the future. The absence of cost effective sources of supply and the inability of the Company to locate alternative sources of low-cost, high-quality wafers could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company presently has multiple sources of supply for its required raw materials, including silicon, although for economic and quality control reasons the Company utilizes single sources of supply for certain materials. In situations where it relies on single sources of supply, the Company believes that an adequate supply of materials is available to meet its foreseeable needs and, to date, the Company generally has been able to obtain supplies of such materials in a timely manner. There can be no assurance that supplies of the Company's critical materials will be adequate in the future or that the cost of such materials will remain low enough for the Company to maintain a cost-competitive market position for its solar electric power products.

ENVIRONMENTAL REGULATIONS

  The Company uses, generates and discharges toxic, volatile or otherwise hazardous chemicals and wastes in its research and development and manufacturing activities. Therefore, the Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. The Company believes that it has all the permits necessary to conduct its business. However, failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. The Company believes that it has properly handled its hazardous materials and wastes and has not contributed to any contamination at its premises. The Company is not aware of any environmental investigation, proceeding or action by federal or state agencies involving these premises. However, under certain federal and state statutes and regulations, a governmental agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject it to substantial financial liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

  As of September 30, 1997, the Company had 153 full time employees, of whom 31 were engaged in research and development, 104 in manufacturing, four in sales and marketing and 14 in administration. None of the Company's employees are covered by collective bargaining agreements. The Company has experienced no work stoppages and believes that its employee relations are good.

  Ten of the Company's management and professional employees have advanced degrees in engineering and science, including six Ph.D.s. To date, the Company has been able to attract the scientific, engineering, technical and other personnel required by its business. Such experienced professionals are in demand and the Company must compete for their services with other organizations which may be able to offer more favorable salary and benefits. Historically, turnover among technical and professional employees has been low.

BACKLOG

  Backlog for the Company's products as of September 30, 1996 and 1997 totaled $2.4 million and $4.1 million, respectively. The Company's product backlog as of October 31, 1997 was approximately $6.5 million. Backlog for the Company's research contracts as of September 30, 1996 and 1997 totaled $3.5 million and $1.1 million, respectively. Backlog for products consists of purchase orders for which a customer has scheduled delivery within the next 12 months. Orders included in the backlog may be canceled or rescheduled by customers without significant penalty. Backlog for government contracts consists of signed, open contracts only. Backlog as of any particular date should not be relied upon as indicative of the Company's net revenues for any future period.

FACILITIES

  Since July 1991, the Company's administrative, research and manufacturing facilities have been located in a 40,000 square foot, one-story building built by and leased from University of Delaware, Newark, Delaware. The term of the lease is 20 years with an option by the Company to cancel at the end of nine years (July 2000). The annual cash rental payment for 1996 was $187,800 and increases approximately 6% each year. See "Note 8 of Notes to Financial Statements."

  The Company contemplates the establishment of a new manufacturing facility in 1998, in addition to the present facility. See "Risk Factors--Scale-Up of New Manufacturing Plant", "Use of Proceeds" and "Business--Manufacturing and Research Facilities."

LEGAL PROCEEDINGS

  The Company is not a party to any material litigation and is not aware of any pending or threatened litigation against the Company that could have a material adverse affect upon the Company's business, operating results or financial condition.

                                  MANAGEMENT

  The directors and executive officers of the Company are as follows:

NAME                             AGE                  POSITION
----                             ---                  --------
Dr. Allen M. Barnett............  57 President and Chief Executive Officer
                                     and Director
Dr. George W. Roland............  58 President and Chief Executive Officer,
                                     Solar Power Business and Director
Peter C. Aschenbrenner..........  42 Vice President, Marketing and Sales
Louis C. DiNetta................  47 Vice President, Advanced Optoelectronic
                                     Products
Dr. Robert B. Hall..............  56 Vice President, Chief Scientist
Thomas J. Stiner................  43 Vice President and Chief Financial Officer
Dr. George S. Reichenbach (1)...  68 Director
Charles R. Schaller.............  61 Director and Secretary
Clare E. Nordquist (1) (2)......  62 Director
Gilbert H. Steinberg (1) (2)....  66 Director

--------
(1)  Member of Compensation Committee
(2)  Member of Audit Committee

  Dr. Allen M. Barnett is a founder of the Company and has served as its President and Chief Executive Officer and as a director since the Company's incorporation as a separate entity in 1989. From 1983 to 1989, Dr. Barnett served as General Manager of the AstroPower Division of Astrosystems, Inc. From 1976 to 1993, Dr. Barnett was a Professor of Electrical Engineering at the University of Delaware. From 1976 to 1979, Dr. Barnett served as Director of the Institute of Energy Conversion at the University of Delaware. Dr. Barnett is a technical expert in thin-film materials and devices and has been active in photovoltaic research and development since 1975, during which time he has been awarded 21 U.S. patents, authored or co-authored numerous technical publications and garnered several professional awards. Dr. Barnett is Chairman of the Solar Energy Industries Association and serves on a number of national and international committees in the field. Dr. Barnett received a B.S. and M.S. in Electrical Engineering from the University of Illinois, and a Ph.D. in Electrical Engineering from Carnegie Institute of Technology.

  Dr. George W. Roland has served as President and Chief Executive Officer of the Company's Solar Power Business since 1996 and was elected a director in March 1997. From 1995 to 1996, Dr. Roland served as Vice President and General Manager of the Company's Solar Power Business. From 1993 to June 1995 Dr. Roland served as President of Siemens Solar Industries L.P., an affiliate of Siemens Corporation (USA). Prior to that, Dr. Roland served in various positions, including Vice President and Division Manager of the Metalworking Systems Division, at Kennametal, Inc. Dr. Roland began his industry career in 1968 as a research and development engineer at Westinghouse Electric Corporation's Research and Development Center in Pittsburgh, Pennsylvania, throughout which time he has been awarded 15 U.S. patents and has authored numerous technical publications. Dr. Roland received a B.S. in Geology from Acadia University and a Ph.D. in Geological Science from Lehigh University.

  Peter C. Aschenbrenner has served as Vice President, Marketing and Sales since 1995. From 1994 to 1995 Mr. Aschenbrenner served as Director of Marketing with the Company. From 1991 to 1994, Mr. Aschenbrenner served in a number of capacities with Siemens Solar Industries, L.P., including Director of Marketing from 1992 to 1994 and Director of Technology Development from 1991 to 1992. From 1988 to 1990, Mr. Aschenbrenner served as a Managing Director of PV Electric GmBH, a joint venture between Siemens AG and Arco Solar, Inc. Mr. Aschenbrenner received a B.A. in Product Design from Stanford University.

  Louis C. DiNetta has served as Vice President, Advanced Optoelectronic Products since 1996. He joined the AstroPower Division of Astrosystems, Inc. in 1985. Mr. DiNetta is responsible for the research and development of new photonic energy conversion devices and related optoelectronic products. From 1976 to 1985, Mr. DiNetta worked at the Institute of Energy Conversion at the University of Delaware, where he was responsible for planning and organization of device fabrication, as well as process and equipment development to support various research projects. Mr. DiNetta received a B.S.A.S. in Physics from the University of Delaware.

  Dr. Robert B. Hall has served as Vice President and Chief Scientist since joining the AstroPower Division of Astrosystems, Inc. in 1983. Dr. Hall's responsibilities include research and development of thin-film crystalline materials and ceramic structures for thin-film polycrystalline devices. From 1974 to 1983, Dr. Hall served as Manager, Device Development at the Institute of Energy Conversion at the University of Delaware. Dr. Hall has more than 18 years of solar cell development experience. His accomplishments include development of copper sulfide/cadmium sulfide CdS as the first thin film solar cell with greater than 10.0% conversion efficiency, development of the first zinc phosphide solar cell and the development of a reliable deposition process for copper indium selenide solar cells. Dr. Hall received a B.A. in Physics from Gettysburg College and an M.S. and Ph.D. in Physics from the University of Delaware.

  Thomas J. Stiner has served as Chief Financial Officer of the Company since December 1997. From June 1993 to November 1997, Mr. Stiner served as Controller and Treasurer. Mr. Stiner was elected Vice President in 1995. From 1984 to 1993 Mr. Stiner served as a Senior Manager at KPMG Peat Marwick LLP. Mr. Stiner is a Certified Public Accountant and received a B.S. in Business Administration from Bloomsburg University.

  Dr. George S. Reichenbach has served as a director of the Company since 1989. Mr. Reichenbach is a Senior Vice President of Advent International Corporation, a venture capital firm, and serves as a director of Progressive Systems Technology, a semiconductor capital equipment manufacturer. Previously, Dr. Reichenbach worked at the Massachusetts Institute of Technology where he served as an Assistant Professor and Associate Professor of Mechanical Engineering. Dr. Reichenbach received a B.S. in Mechanical Engineering from Yale University and a Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

  Charles R. Schaller has served as Secretary and a director of the Company since 1989. Mr. Schaller is a management consultant specializing in the petrochemicals industry and a venture developer concentrating in the area of specialty materials, and serves as Chairman of the Board of Directors of Medarex Inc., a publicly held biotechnology firm. From 1985 to 1989, Mr. Schaller served as President and Chief Operating Officer of Essex Vencap, Inc., a venture development subsidiary of Essex Chemical Corporation. Mr. Schaller has more than 33 years of experience in sales, marketing, management, business and venture development and management consulting in the chemical, petrochemical and specialty materials areas. Mr. Schaller received a B.E. in Chemical Engineering from Yale University and is a graduate of the Harvard Business School Program for Management Development.

  Clare E. Nordquist has served as a director of the Company since 1995. Mr. Nordquist is the Managing General Partner of Materia Ventures Associates LP, a venture capital partnership specializing in advanced technology materials companies and serves as a director of Leading Edge Ceramics, LLC, a manfacturer and distributor of ceramic powders and shapes; Minco Acquisition Corporation, the parent of numerous companies which manufacture fused silica and fused magnesia; and Viox Corporation, a custom producer of electronic grade, high purity glass powders utilized primarily in electronics applications. Mr. Nordquist received a B.S. in Ceramic Engineering from the University of Washington and an M.B.A. from the University of Denver.

  Gilbert Steinberg has served as a director of the Company since 1989. Mr. Steinberg is Vice President and Chief Financial Officer of Astrosystems, Inc., which is a manufacturer of electronic, electromechanical and power conversion devices. Mr. Steinberg is the founder of Mentortech, Inc., a publicly held company specializing in software development and computer training consulting. Mr. Steinberg received a B.S. in Industrial Engineering at the Massachusetts Institute of Technology and an M.S. in Mathematics from Adelphi College.

  All directors hold office until the next annual meeting of stockholders or until their successors have been elected. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company. The Company does not currently pay any cash or other compensation to its directors for serving in that capacity. The Board of Directors has a Compensation Committee that makes recommendations concerning salaries and incentive compensation for executive officers of the Company and administers the Company's employee stock plans and an Audit Committee that reviews the results and scope of the audit and other services provided by the Company's independent auditors. Dr. Reichenbach and Mr. Nordquist are the designees of Advent International Corporation and Arete Ventures, Inc., respectively, and were elected directors pursuant to the 1989 Stock Purchase Agreement relating to the purchase of shares of Series A Redeemable Convertible Preferred Stock.

  The Amended and Restated By-Laws of the Company provide for a classified Board of Directors. At the 1998 annual meeting of stockholders, the directors shall be divided into three classes, as nearly equal in number as possible, with the directors of the first class elected for a term of one year, the directors of the second class elected for a term of two years, and the directors of the third class elected for a term of three years. Thereafter, following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

  The classified Board of Directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since a third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. See "Risk Factors--Anti-takeover Effect Delaware Law and of Certain Charter and By- Law Provisions."

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and those other executive officers of the Company whose total salary, bonus and other compensation earned for 1994, 1995 or 1996 exceeded $100,000:

                                                          LONG TERM
                                                         COMPENSATION
                                                            AWARDS
                                                         ------------
                            ANNUAL COMPENSATIONYEAR       SECURITIES
                           ---------------------------    UNDERLYING       ALL OTHER
NAME & PRINCIPAL POSITION  YEAR SALARY ($)   BONUS ($)   OPTIONS (#)  COMPENSATION($) (1)
-------------------------  ---- ----------   ---------   ------------ -------------------
Dr. Allen M. Barnett.....  1996  $225,819(2)  $25,275(2)    21,000          $2,375
 President and Chief       1995   232,378(2)   43,531(2)    21,000           2,310
  Executive Officer        1994   188,403(2)   29,039(2)    21,000           2,310
Dr. George W. Roland.....  1996   139,034      15,000      187,500           2,375
 President and Chief       1995    63,173(3)   30,000       60,000             527
  Executive Officer,
  Solar Power Business
Peter C. Aschenbrenner...  1996   106,779       7,000           --           1,416(4)
 Vice President,
  Marketing and Sales      1995    96,833      12,000           --           1,626(4)
                           1994    79,285      10,000       37,500          45,712(4)
Thomas J. Stiner.........  1996    80,800      20,000        7,500           2,375
 Vice President and Chief  1995    75,004       8,000           --           2,168
  Financial Officer        1994    64,509      10,000       15,000              --

--------
(1) Includes matching contributions by the Company under its 401(k) Plan.
(2) Dr. Barnett elected to postpone receipt of salary payments of $69,876, $64,755 and $79,047, as well as all bonus amounts for the years ended December 31, 1994, 1995 and 1996.
(3) Dr. Roland joined the Company in June 1995.
(4) Includes $1,200 annual expense allowance for all years and for 1994, relocation reimbursement of $44,512. In addition to these amounts, the Company paid moving expenses of $22,098 for Mr. Aschenbrenner.

STOCK OPTIONS

  The following table provides information regarding grants of stock options made during the fiscal year ended December 31, 1996 to the persons named in the Cash Compensation Table above:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                         POTENTIAL REALIZABLE VALUE
                           NUMBER OF      % OF                             AT ASSUMED ANNUAL RATES
                          SECURITIES  TOTAL OPTIONS                      OF STOCK PRICE APPRECIATION
                          UNDERLYING   GRANTED TO   EXERCISE                   FOR OPTION TERM
                            OPTIONS   EMPLOYEES IN  PRICE PER EXPIRATION ---------------------------
          NAME            GRANTED (#)  FISCAL YEAR  SHARE ($)    DATE       5% ($)       10% ($)
          ----            ----------- ------------- --------- ---------- ---------------------------
Dr. Allen M. Barnett....     21,000        5.7%       $3.12     1/1/06   $     71,400 $      152,320
Dr. George W. Roland....    187,500       51.1%        4.00     5/1/06        472,500      1,195,000
Peter C. Aschenbrenner..         --         --           --         --             --             --
Thomas J. Stiner........      7,500        2.0%        4.00     4/1/06         18,900         47,800

--------
(1) Options awarded under the Plan generally provide for vesting over a period of four years, with vesting occurring 25% per year on the anniversary date of the option award. The Board of Directors has the discretion, subject to plan limits, to modify the terms of outstanding options. The options listed for Dr. Barnett are immediately vested. The options listed for Dr. Roland vest upon the effective date of the Registration Statement of which this Prospectus is a part.
(2) All options were granted with an exercise price equal to the fair market value of the Common Stock as determined by the Board of Directors on the date of grant, other than those granted to Dr. Barnett. In determining the fair market value of the Common Stock, for which no trading market existed, the Board of Directors took into consideration such factors as the most recent sale prices and preferences of the Company's Preferred Stock, recent results of operations and other relevant data. The options granted to Dr. Barnett were granted in connection with an amendment to his employment agreement in 1991. The option price approximates the average price per share paid by the purchasers of Series A Redeemable Convertible Preferred Stock, which price was in excess of the fair market value of the Common Stock on the date of grant.
(3) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the 10-year option term. The assumed 5% and 10% rates of stock appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate of the future Common Stock price. This table does not take into account any appreciation in the price of the Common Stock to date, which exceeds the hypothetical gains shown in the table.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth, for each person named in the Cash Compensation Table above, information regarding the exercise of stock options during the fiscal year ended December 31, 1996 and the year-end value of unexercised options. No options were exercised by the Named Executive Officers during 1996:

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                                                                           VALUE OF UNEXERCISED
                                                 NUMBER OF UNEXERCISED         IN-THE-MONEY
                            SHARES              OPTIONS AT YEAR-END (#)   OPTIONS AT YEAR END ($)
                          ACQUIRED ON  VALUE   ------------------------- -------------------------
          NAME             EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----            ----------- -------- ----------- ------------- ----------- -------------
Dr. Allen M. Barnett....      --         --      147,000           --     $129,360         --
Dr. George W. Roland....      --         --       15,000      232,500           --         --
Peter C. Aschenbrenner..      --         --       18,750       18,750           --         --
Thomas J. Stiner........      --         --       30,000       22,500           --         --

--------
(1) Calculated on the basis of the fair market value of the Common Stock at December 31, 1996 of $4.00 per share, as determined by the Company's Board of Directors, minus the per share exercise price, multiplied by the number of shares underlying the option. See note 2, "Option Grants in Last Fiscal Year."

BENEFIT PLANS

  STOCK OPTION PLAN. The Company adopted a Stock Option Plan (the "Plan") in 1989 under which a total of 1,200,000 shares are currently reserved for issuance to employees, including officers and directors who are employees or consultants. Options granted pursuant to the Plan may be either incentive stock options or non-qualified stock options. The Plan is administered by the Compensation Committee of the Board of Directors which selects the employees to whom the options are granted, determines the number of shares subject to each option, sets the time or times when the options will be granted, determines the time when the options may be exercised and establishes the market value of the shares at the date of grant and exercise date. The Plan provides that the purchase price under the option shall be at least 100 percent of the fair market value of the shares of the Company's Common Stock at the date of grant. The options are not transferable. There are limitations on the amount of incentive stock options that an employee can be granted in a single calendar year. The term of each option granted under the Plan is determined by the Compensation Committee, but in no event may such term exceed ten years. Options granted under the Plan generally provide for vesting in four equal annual installments beginning on the first anniversary of the date of grant. As of September 30, 1997, options to purchase an aggregate of 1,149,778 shares were outstanding at a weighted average exercise price of $3.87 per share and 30,021 shares remained available for future option grants under the Plan.

  COMPENSATORY STOCK PLAN. Prior to the adoption of the Plan in 1989, the Company had a compensatory stock plan for the issuance of shares to employees and consultants. At September 30, 1997, the only remaining obligation under this plan was the reservation of 39,999 shares for issuance to a former consultant of the Company.

  RETIREMENT SAVINGS PLAN. The Company maintains a Retirement Savings Plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees of the Company who have attained age 21 and completed at least one month of service with the Company are eligible to make contributions to the 401(k) Plan on a pre-tax basis of up to 15% of the participant's compensation in any year in accordance with limitations defined in the Code. Under the 401(k) Plan, the Company may make a discretionary contribution to this plan. The total contribution made by a participant and by the Company on behalf of that participant cannot exceed the lesser of 25% of the participant's annual compensation or $30,000 for any one plan year. The pre-tax contributions made by a participant, the discretionary contribution made by the Company and the earnings thereon are at all times fully vested. A participant's fully vested benefit under the 401(k) Plan may be distributed to the participant upon his retirement, death, disability or termination of employment or upon reaching age 59 1/2.

  At December 31, 1996, the Company had accrued a contribution to the 401(k) Plan of $66,822. The Company's contribution on behalf of the Named Executive Officers were as follows: Dr. Allen M. Barnett--$2,375; Dr. George W. Roland-- $2,375; Peter Aschenbrenner--$216; Thomas J. Stiner--$2,375.

EMPLOYMENT ARRANGEMENTS

  Dr. Allen M. Barnett entered into a new employment agreement with the Company effective April 1, 1997 providing for a base salary of $175,000 per year. The agreement is for an initial term ending March 31, 2000. After the initial term, the agreement will continue in effect for an indefinite period until the Company or Dr. Barnett elects to terminate the agreement by written notice to the other party at least six months prior to the effective date of termination. Other principal terms of the agreement provide for yearly vesting of options to purchase 37,500 shares of the Company's Common Stock at $5.33 per share and yearly bonuses of not less than $50,000 if contemplated financial or other objectives determined each year by the Board of Directors and Dr. Barnett are achieved. In the event of the termination of the agreement due to disability or death, Dr. Barnett or his estate would be entitled to receive his base salary for the longer of the remaining term of the agreement or two years plus all other compensation and benefits in the case of disability and a pro rata portion in the case of death. In the event of termination due to a change of control of the Company, Dr. Barnett would be entitled to a lump sum payment of one year's salary and bonus, a payment of salary and bonus from the date of termination through the remaining term of the agreement and the immediate vesting of all remaining options. In the event of termination, other than for death or disability, Dr. Barnett is restricted from competing with the Company for one year thereafter.

  Dr. George W. Roland entered into an employment agreement with the Company effective May 1, 1996, providing for a base salary of $155,000 per year for an unspecified term. In the event of termination for any reason other than cause, as defined in the employment agreement, the Company must pay him nine months salary. Dr. Roland was granted a non-qualified option to acquire 187,500 shares of the Company's Common Stock, all of which will vest and be exercisable upon the effective date of a registration statement covering the Company's first bona fide, firm commitment, public offering of Common Stock ("Public Offering") or if the Company merges or consolidates into or with, or sells or transfers all or substantially all of its assets to, or transfers all of its capital stock to, another corporation or entity which is not an affiliate of the Company ("Sale"). If the Company terminates his employment within twelve months prior to such Public Offering or Sale and he was not terminated for cause, he shall continue to be vested with respect to all his options upon the effective date of the Registration Statement relating to the Public Offering or the effective date of a Sale. If he voluntarily terminates his employment prior to such Public Offering or Sale he forfeits all rights to such options. All vested options are exercisable, in whole or part in, at a price of $4.00 per share upon the following terms and conditions (i) at any time for a period of seven years following the completion of the Public Offering or Sale, provided that he is employed by the Company at the time of such exercise, (ii) at any time for a period of two years following the completion of the Public Offering or Sale provided that he shall have been terminated by the Company, other than for cause, within the twelve months preceding such Public Offering or Sale, or (iii) at any time for a period equal to the lesser of two years from the date of his termination from the Company, or seven years from the date of the Public Offering or Sale, provided that he shall not have been terminated by the Company for cause and he shall have been employed by the Company at the time of such Public Offering or Sale. Dr. Roland also was granted a qualified option to purchase 60,000 shares of the Company's Common Stock at $4.00 per share in connection with his initial employment in June 1995.

  The Board of Directors has approved a 1997 bonus plan for Drs. Barnett and Roland in an amount of up to $50,000 each, measured against a set of performance criteria agreed to by Drs. Barnett and Roland and the Board of Directors.

  The Company's employment agreements with Dr. Barnett and Dr. Roland and its employment arrangements with other executive officers and significant employees impose customary confidentiality obligations and provide for the assignment to the Company of all rights to any technology developed by the employee during the time of his or her employment.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Pursuant to the Delaware General Corporation Law the Company has adopted provisions in its Amended and Restated Certificate of Incorporation that eliminate the personal liability of its directors and officers to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. The Company's Amended and Restated By-Laws require the Company to indemnify its directors, officers, employees and other agents to the fullest extent permitted by law.

  The Company believes that the limitation of liability provisions in its Amended and Restated Certificate of Incorporation and the indemnification provisions of its Amended and Restated By-Laws will enhance the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers.

  There is no pending litigation or proceeding involving a director, officer or employee of the Company to which the indemnification agreements would apply. The Company plans to procure officers' and directors' liability insurance coverage.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company consists of Messrs. Nordquist, Reichenbach and Steinberg. During the fiscal year ended December 31, 1996, no executive officer of the Company served on the board of directors or compensation committee of another company that had an executive officer serving on the Company's Board of Directors or Compensation Committee.

                             CERTAIN TRANSACTIONS

  At September 30, 1997, the Company owed its President $554,357, in the form of salary, bonus and automobile reimbursements. The amounts are related to the excess of his salary and bonus and auto allowance over the amounts actually paid from July 1990 to March 1997. On December 15, 1997, the Company agreed that one-third of this amount will be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per annum from January 1, 1998.

  At September 30, 1997, the Company owed Astrosystems, Inc. $58,000 in principal and $39,523 in accrued interest under the terms of an unsecured promissory note.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each shareholder who is known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all directors and officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                        SHARES BENEFICIALLY          SHARES BENEFICIALLY
                                      OWNED PRIOR TO OFFERING       OWNED AFTER OFFERING
                                      ----------------------------- ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER    NUMBER       PERCENT (1)     NUMBER   PERCENT (1)
------------------------------------  -------------- -------------- --------- -----------
Astrosystems, Inc. (2).....                1,193,750         21.2%  1,193,750    14.3%
 1220 Market Street, Suite
 603
 Wilmington, DE 19801
The Dow Chemical Company...                  560,833         10.0%    560,833     6.7%
 2030 Dow Center
 Midland, MI 48674
Entities Affiliated with
 Advent International
 Corp.(3)..................                  477,081          8.5%    477,081     5.7%
 101 Federal Street
 Boston, MA 02110
Entities Affiliated with
 Materia Ventures
 Associates (4)............                  159,069          2.8%    159,069     1.9%
 3435 Carillon Point
 Kirkland, WA 98033
Dr. Allen M. Barnett (5)...                1,435,206         25.5%  1,435,206    17.2%
Dr. George W. Roland (6)...                   30,000            *      30,000       *
Peter C. Aschenbrenner
 (7).......................                   28,125            *      28,125       *
Louis C. DiNetta (8).......                   14,625            *      14,625       *
Robert B. Hall (9).........                   87,251          1.6%     87,251     1.1%
Thomas J. Stiner (10)......                   40,313            *      40,313       *
Dr. George S. Reichenbach
 (3).......................                  477,081          8.5%    477,081     5.7%
Charles R. Schaller........                    5,250            *       5,250       *
Clare E. Nordquist (4).....                  159,069          2.8%    159,069     1.9%
Gilbert Steinberg (2)......                1,193,750         21.2%  1,193,750    14.3%
All directors and officers
 as a group
 (ten persons) (11)........                3,470,670         61.6%  3,470,670    41.7%

--------
*   Less than one percent.

(1) Applicable percentage of ownership is based on 5,630,504 shares of Common Stock outstanding (assuming conversion of all the outstanding shares of Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock on a one-for-one basis) as of September 30, 1997 and 8,330,504 shares of Common Stock outstanding after completion of the Offering and treats as outstanding all shares (277,313) issuable on exercise of options exercisable within 60 days of the date of this Prospectus held by beneficial owners that are included in the first column.

(2) Represents 1,193,750 shares held by Astrosystems, Inc. Mr. Steinberg, a director of the Company, is an officer, director and shareholder of Astrosystems, Inc. and disclaims beneficial ownership of shares held by Astrosystems, Inc. except to the extent of his pecuniary interest therein.

(3) Includes the ownership by the following venture capital funds managed by Advent International Corporation: 89,095 shares owned by Adhill Limited Partnership, 59,396 shares owned by Adval Limited Partnership, 59,396 shares owned by Advent Future Limited Partnership, 1,909 shares owned by Advent International Investors Limited Partnership, 89,095 shares owned by Advent Performance Materials Limited Partnership, 89,095 shares owned by Adwest Limited Partnership and 89,095 shares owned by World Technology Limited Partnership. In its capacity as manager of these funds, Advent International Corporation exercises sole voting and investment power with respect to all shares held by these funds. Dr. Reichenbach is a Senior Vice President of Advent International Corporation, a venture capital firm, which is the manager of the funds affiliated with the Advent International Group. Dr. Reichenbach disclaims beneficial ownership of the shares held by the Advent International Group except to the extent of his pecuniary interest therein.

(4) Represents an aggregate of 159,069 shares held by two limited partnerships of which Materia Ventures Associates is the general partner. Mr. Nordquist is the Managing General Partner of Materia Ventures Associates and disclaims beneficial ownership of the shares held by Materia Ventures Associates except to the extent of his pecuniary interest therein.

(5) Includes 1,181,365 shares held by a family trust of which Dr. Barnett is a beneficiary and also 162,750 shares subject to currently exercisable options within 60 days from the date of this Prospectus.

(6) Includes 30,000 shares subject to options within 60 days from the date of this Prospectus.

(7) Includes 28,125 shares subject to options within 60 days from the date of this Prospectus.

(8) Includes 10,125 shares subject to options within 60 days from the date of this Prospectus.

(9) Includes 6,000 shares subject to options within 60 days from the date of this Prospectus.

(10) Includes 40,313 shares subject to options within 60 days from the date of this Prospectus.

(11) Includes an aggregate of 277,313 shares held by all directors and officers that are subject to options exercisable within 60 days from the date of this Prospectus. See notes 4 through 9 above.

                         DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

  Effective upon the consummation of the Offering, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

  As of September 30, 1997, there are 3,707,156 shares of Common Stock outstanding (5,353,191 after giving effect to the conversion of outstanding shares of Preferred Stock) held by approximately 200 stockholders of record.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and are entitled to share ratably in the assets of the Company legally available, after payments of all debts and other liabilities, for distribution to its stockholders in the event of a liquidation, dissolution or winding up of the Company. Holders of Common Stock have no cumulative voting rights nor any preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby by the Company upon completion of the Offering will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  Prior to the Offering, there were issued and outstanding two series of Preferred Stock, consisting of 1,309,626 shares of Series A Redeemable Convertible Preferred Stock and 336,409 shares of Series B Convertible Preferred Stock. The two series of Preferred Stock were held by 36 and 58 shareholders, respectively. Each share of Series A Redeemable Convertible Preferred and Series B Convertible Preferred Stock will be automatically converted into one share of Common Stock (1,646,035 shares of Common Stock in the aggregate) upon the completion of the Offering and such shares of Preferred Stock will no longer be outstanding.

  Upon the completion of the Offering, the Company will have the authority to issue up to 5,000,000 shares of so-called "blank-check" preferred stock which authorizes the Board of Directors to establish one or more series of Preferred Stock and to fix and determine the relative rights, preferences and limitations of each class or series so authorized without any further vote or action by the stockholders. The Board of Directors may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and have the effect of delaying or preventing a change of control of the Company. After the completion of the Offering, no shares of Preferred Stock will be outstanding. All of the shares of Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock that are currently outstanding will be considered as retired after the conversion. The Company has no current intention to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  CERTAIN ANTI-TAKEOVER PROVISIONS. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns or within the three years prior to the date on which the determination of whether such person is an interested stockholders is being made, did own 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's Certificate of Incorporation or By-Laws. Parallel provisions have been included in the Company's Amended and Restated Certificate of Incorporation. These provisions may make it more difficult for a third party to acquire, or discourage acquisition bids for the Company.

  The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. The Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws of the Company, among other things, (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period, (ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock entitled to vote for such directors,
(iii) permit the Board of Directors, but not the Company's stockholders, to fill vacancies and newly created directorships on the Board of Directors and
(iv) provide that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders and not by any consent in writing by such stockholders. Special meetings of stockholders may be called only by the Board of Directors. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors.

  ELIMINATION OF MONETARY LIABILITY FOR OFFICERS AND DIRECTORS. The Company's Amended and Restated Certificate of Incorporation also incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

  INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Amended and Restated Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as directors.

REGISTRATION RIGHTS

  The holders of approximately 1,646,035 shares of Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. Corning also holds certain rights with respect to the registration of the shares into which its note may be converted. Corning may, on and after six months from the date of this Prospectus, require the Company to use its best reasonable efforts to file within thirty days thereafter a registration statement for all shares of Common Stock issued or issuable upon conversion of such note. The Company is required to issue 740,741 shares of Common Stock upon conversion of the note, assuming an initial public offering price of $9.00 per share. Furthermore, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, Corning is entitled to notice of such registration and is entitled to include its shares of Common Stock therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. The Company has also granted registration rights to Dr. Barnett and Dr. Roland in connection with certain options which may be granted pursuant to their employment agreements. See "Management-- Employment Arrangements."

TRANSFER AGENT AND REGISTRATION

  The Transfer Agent and Registrar for the Common Stock of the Company is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 8,053,191 shares of Common Stock. Of these shares, the 2,700,000 shares sold in the Offering (plus up to 405,000 additional shares if the Underwriters exercise their over-allotment option) will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons acting as underwriters) under the Securities Act. The remaining 5,353,191 shares of Common Stock (the "Restricted Shares") may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act.

  In general, commencing 90 days after the completion of the Offering, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares without regard to the volume limitations described above and the other conditions of Rule 144. Upon the completion of the Offering, 1,478,316 of the shares of Common Stock held by existing shareholders will be eligible for sale without restriction in the public market and an additional 3,851,084 shares will be eligible for sale in the public market subject to compliance with the volume limitations and other limitations of Rule 144. The remaining 23,791 shares may not be sold pursuant to Rule 144 until such shares have been held for at least one year.

  Notwithstanding the foregoing, the Company, its executive officers and directors and certain stockholders of the Company, who upon completion of the Offering will own an aggregate of 3,470,670 shares of Common Stock, (41.7% of the shares outstanding after the Offering), assuming that the Underwriters' over-allotment option is not exercised, have agreed with the Underwriters not to sell, contract to sell or otherwise dispose of any shares of Common Stock owned or controlled by them for a period of 360 days after the date of this Prospectus without permission of the Representatives of the Underwriters, except for certain issuances by the Company. See "Underwriting."

  The Company intends to file a registration statement on Form S-8 to register shares subject to the 1989 Stock Option Plan after 90 days following the date of this Prospectus. In addition, after the Offering, certain holders of Restricted Shares will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such Restricted Shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

  Market sales of a substantial number of shares of Common Stock, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices of the Common Stock.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, represented by Needham & Company, Inc. and First Albany Corporation (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names on the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                      NUMBER OF
         UNDERWRITER                                                   SHARES
         -----------                                                  ---------
      Needham & Company, Inc.........................................
      First Albany Corporation.......................................
                                                                      ---------
        Total........................................................ 2,700,000
                                                                      =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price per share set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not in excess of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession to certain other dealers (who may
include the Underwriters) not in excess of $    per share. After the Offering
to the public, the Offering price and other selling terms may be changed by the Representatives.

  The Company has granted an option to the Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 405,000 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriters, as shown in the above table, bears to the total shown.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

  The Company has agreed, without the prior written consent of Needham & Company, Inc. not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of, any equity securities of the Company or any other securities exchangeable for or convertible into shares of Common Stock or any
other equity security of the Company for a period of   days after the date of
this Prospectus, subject to certain limited exceptions. The Company's directors, officers and certain other stockholders of the Company, who
collectively hold in the aggregate     shares of Common Stock, have agreed,
without the prior written consent of Needham & Company, Inc. not to, directly or indirectly, sell, contract to sell, make any short sale, pledge, or otherwise dispose of, any shares of Common Stock, options to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, for a period of days after the effective date of the Registration Statement to which this Prospectus relates. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. See "Shares Eligible for Future Sale."

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the Offering if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions including "passive" market making transactions (see below). These activities may stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the absence of these activities. The Underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations are the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Opton Handler Feiler & Landau, LLP, New York, New York. Certain legal matters with respect to the Offering are being passed upon for the Underwriters by Choate, Hall & Stewart, Boston Massachusetts. Members of the firm of Opton Handler Feiler & Landau, LLP own an aggregate of 129,900 shares of Common Stock of the Company.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1995, 1996 and September 30, 1997 and each of the years in the three year period ended December 31, 1996 and the nine months ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Securities and Exchange Commission (the "Commission") in Washington D.C. with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be inspected without charge at, or copies of such material may be obtained at prescribed rates from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 550 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, at Seven World Trade Center, 13th Floor, New York, New York 10048, and at 5757 Wilshire Boulevard, Los Angeles, California 90024. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street,

N.W., Judiciary Plaza, Washington, D.C. 20549 and are also available on the Commission's web site at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company intends to furnish its stockholders with annual reports containing financial statements certified by its independent auditors and quarterly reports for the three quarters of each fiscal year containing unaudited consolidated financial information.

                                ASTROPOWER, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of KPMG Peat Marwick, LLP, Independent Auditors..................... F-1
Balance Sheets............................................................. F-2
Statements of Operations................................................... F-4
Statements of Stockholders' Deficit........................................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

  When the transaction referred to in Note 15 of the Notes to Financial Statements has been consummated, we will be in a position to render the following report.

                                                 /s/ KPMG Peat Marwick LLP
                                          _____________________________________

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
AstroPower, Inc.:

  We have audited the accompanying balance sheets of AstroPower, Inc. as of September 30, 1997, December 31, 1996 and 1995, and the related statements of operations, stockholders' deficit, and cash flows for the nine-month period ended September 30, 1997 and each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AstroPower, Inc. as of September 30, 1997, December 31, 1996 and 1995, and the results of its operations and its cash flows for the nine-month period ended September 30, 1997 and each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Wilmington, Delaware
December 5, 1997, except as to Note 15
and the last sentence of Note 6,
which are as of December 15, 1997

                                ASTROPOWER, INC.

                                 BALANCE SHEETS

                                              DECEMBER 31,
                                         ------------------------   SEPTEMBER
                                            1995         1996       30, 1997
                                         -----------  -----------  -----------
                 ASSETS
CURRENT ASSETS:
 Cash (including restricted cash of
  $5,000,000 at September 30, 1997)..... $    29,017  $    24,930  $ 5,131,691
 Accounts receivable:
  Trade, net of allowance for doubtful
   accounts of $44,683 in 1995, $47,836
   in 1996 and $57,998 in 1997..........   2,291,100    2,012,936    2,824,654
  Other, including amounts due from
   employees and a stockholder..........      50,052       32,223       49,513
 Inventories............................   2,136,043    1,214,188    1,203,044
 Prepaid expenses.......................      47,028       59,270      124,781
                                         -----------  -----------  -----------
    Total current assets................   4,553,240    3,343,547    9,333,683
PROPERTY AND EQUIPMENT:
  Machinery and equipment...............   5,136,448    6,038,393    6,629,555
  Furniture and fixtures................     156,052      145,882      147,489
  Leasehold improvements................      38,204      184,077      196,918
  Construction in progress..............     555,261      488,044      256,504
                                         -----------  -----------  -----------
                                           5,885,965    6,856,396    7,230,466
  Less accumulated depreciation and
   amortization.........................  (1,838,560)  (2,313,129)  (2,712,177)
                                         -----------  -----------  -----------
                                           4,047,405    4,543,267    4,518,289
OTHER ASSETS............................      14,411           --           --
                                         -----------  -----------  -----------
    Total assets........................ $ 8,615,056  $ 7,886,814  $13,851,972
                                         ===========  ===========  ===========


                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                                 BALANCE SHEETS

                                              DECEMBER 31,
                                         ------------------------  SEPTEMBER 30,
                                            1995         1996          1997
                                         -----------  -----------  -------------
 LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable.....................  $ 1,334,937  $ 1,799,973   $ 1,876,104
  Note payable--stockholder............       58,000       58,000        58,000
  Note payable--bank...................      475,050      531,200        75,000
  Current maturities of long-term
   debt................................      279,401      365,683       335,589
  Accrued payroll and payroll taxes
   (includes $422,326 in 1995, $530,412
   in 1996 and $184,786 in 1997, due to
   the Company's President and Chief
   Executive Officer)..................      704,157    1,034,841       807,119
  Accrued expenses.....................       59,332      190,086       239,057
  Advance from customer................      222,276      333,536       584,607
                                         -----------  -----------   -----------
    Total current liabilities..........    3,133,153    4,313,319     3,975,476
OTHER LIABILITIES:
  Long-term debt, excluding current
   maturities..........................      651,398      527,811     5,797,317
  Deferred compensation and other
   (including amounts due to officers
   and a stockholder)..................      109,006      106,493       467,729
  Advance from customer--non-current...           --           --       153,096
                                         -----------  -----------   -----------
                                             760,404      634,304     6,418,142
                                         -----------  -----------   -----------
    Total liabilities..................    3,893,557    4,947,623    10,393,618
                                         -----------  -----------   -----------
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A Convertible Preferred Stock,
   1,331,250 shares authorized,
   1,309,626 shares issued and
   outstanding, $.0l per share par
   value, liquidation preference of
   $8,808,188, redeemable, 8% dividend
   rate, non-cumulative................    5,798,725    5,798,725     5,798,725
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
  Series B Convertible Preferred Stock,
   750,000 shares authorized; 252,001
   in 1995, 328,909 in 1996 and 336,409
   in 1997 shares issued and
   outstanding, $.01 per share par
   value, 8% dividend rate, non-
   cumulative..........................        2,520        3,289         3,364
  Common Stock, 15,000,000 shares
   authorized, 3,697,632 in 1995,
   3,701,775 in 1996 and 3,707,156 in
   1997 shares issued and outstanding,
   $.01 per share par value............       36,977       37,018        37,072
  Additional paid-in capital...........    2,117,529    2,697,396     2,761,967
  Accumulated deficit..................   (3,234,252)  (5,597,237)   (5,142,774)
                                         -----------  -----------   -----------
    Total stockholders' deficit........   (1,077,226)  (2,859,534)   (2,340,371)
                                         -----------  -----------   -----------
      Total liabilities and
       stockholders' deficit...........  $ 8,615,056  $ 7,886,814   $13,851,972
                                         ===========  ===========   ===========

                                ASTROPOWER, INC.

                            STATEMENTS OF OPERATIONS

                                                                 NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          -----------------------------------  -----------------------
                             1994        1995        1996         1996         1997
                          ----------  ----------  -----------  -----------  ----------
                                                               (UNAUDITED)
REVENUES:
  Product sales.........  $3,434,170  $5,355,710  $ 6,237,349  $ 4,580,662  $9,333,817
  Research contracts....   3,675,339   4,589,098    4,346,118    3,359,281   2,778,211
                          ----------  ----------  -----------  -----------  ----------
    Total revenues......   7,109,509   9,944,808   10,583,467    7,939,943  12,112,028
COST OF REVENUES:
  Product sales.........   2,953,494   4,482,957    6,896,109    5,483,924   6,747,199
  Research contracts....   2,298,759   3,028,488    2,579,994    1,976,610   1,953,654
                          ----------  ----------  -----------  -----------  ----------
    Total cost of
     revenues...........   5,252,253   7,511,445    9,476,103    7,460,534   8,700,853
    Gross profit........   1,857,256   2,433,363    1,107,364      479,409   3,411,175
OPERATING EXPENSES:
  Product development
   expenses.............     220,191     313,551      775,963      565,350     754,645
  General and
   administrative
   expenses.............   1,172,110   1,468,779    1,858,862    1,447,169   1,396,708
  Selling expenses......     376,842     444,393      660,468      486,443     624,478
                          ----------  ----------  -----------  -----------  ----------
    Income (loss) from
     operations.........      88,113     206,640    2,187,929  (2,019,553)     635,344
OTHER EXPENSE (INCOME):
  Interest expense......      42,126     115,593      168,782      106,948     217,340
  Interest income.......      (9,266)     (6,695)      (5,685)      (4,147)    (40,909)
  Other expense
   (income).............      38,404        (228)      11,959           --      (4,550)
                          ----------  ----------  -----------  -----------  ----------
    Total other
     expense............      71,264     108,670      175,056      102,801     171,881
NET INCOME (LOSS) BEFORE
 INCOME TAXES...........      16,849      97,970   (2,362,985)  (2,122,354)    463,463
INCOME TAXES............          --          --           --           --      (9,000)
                          ----------  ----------  -----------  -----------  ----------
NET INCOME (LOSS).......  $   16,849  $   97,970  $(2,362,985) $(2,122,354) $  454,463
                          ==========  ==========  ===========  ===========  ==========
PRO FORMA DATA:
  Pro forma income
   (loss) per share.....                          $     (0.40)              $     0.08
                                                  ===========               ==========
  Pro forma weighted
   average shares
   outstanding..........                            5,892,549                6,025,747
                                                  ===========               ==========


                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                         PREFERRED STOCK      COMMON STOCK    ADDITIONAL
                         -----------------  -----------------  PAID-IN    ACCUMULATED
                          SHARES   AMOUNT    SHARES   AMOUNT   CAPITAL      DEFICIT       TOTAL
                         --------  -------  --------- ------- ----------  -----------  -----------
BALANCE, JANUARY 1,
 1994...................  158,251  $ 1,583  3,667,588 $36,677 $1,429,319  $(3,349,071) $(1,881,492)
 Issuance of Series B
  Convertible Preferred
  Stock,
  net of issuance
  costs.................   76,500      765         --      --    509,235           --      510,000
 Common Stock issued....       --       --     11,732     117     46,809           --       46,926
 Net income.............       --       --         --      --         --       16,849       16,849
                         --------  -------  --------- ------- ----------  -----------  -----------
BALANCE, DECEMBER 31,
 1994...................  234,751    2,348  3,679,320  36,794  1,985,363   (3,332,222)  (1,307,717)
 Issuance of Series B
  Convertible Preferred
  Stock,
  net of issuance
  costs.................   17,250      172         --      --     82,318           --       82,490
 Common Stock issued....       --       --     18,312     183     49,848           --       50,031
 Net income.............       --       --         --      --         --       97,970       97,970
                         --------  -------  --------- ------- ----------  -----------  -----------
BALANCE, DECEMBER 31,
 1995...................  252,001    2,520  3,697,632  36,977  2,117,529   (3,234,252)  (1,077,226)
 Issuance of Series B
  Convertible Preferred
  Stock,
  net of issuance
  costs.................   76,908      769         --      --    574,736           --      575,505
 Common Stock issued....       --       --      4,143      41      5,131           --        5,172
 Net loss...............       --       --         --      --         --   (2,362,985)  (2,362,985)
                         --------  -------  --------- ------- ----------  -----------  -----------
BALANCE, DECEMBER 31,
 1996...................  328,909    3,289  3,701,775  37,018  2,697,396   (5,597,237)  (2,859,534)
 Issuance of Series B
  Convertible Preferred
  Stock.................   11,250      112         --      --     89,888           --       90,000
 Purchase and retirement
  of Series B
  Convertible Preferred
  Stock.................   (3,750)     (37)        --      --    (29,963)          --      (30,000)
 Common Stock issued....                        5,381      54      4,646           --        4,700
 Net income.............       --       --         --      --         --      454,463      454,463
                         --------  -------  --------- ------- ----------  -----------  -----------
BALANCE, SEPTEMBER 30,
 1997...................  336,409  $ 3,364  3,707,156 $37,072 $2,761,967  $(5,142,774) $(2,340,371)
                         ========  =======  ========= ======= ==========  ===========  ===========


                See accompanying notes to financial statements.

                                ASTROPOWER, INC.

                            STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                          ---------------------------------  -----------------------
                            1994       1995        1996         1996         1997
                          ---------  ---------  -----------  -----------  ----------
                                                             (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)......  $  16,849  $  97,970  $(2,362,985) $(2,122,355) $  454,463
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
  Depreciation and
   amortization.........    304,603    432,842      474,569      375,606     399,048
  Common stock issued
   for services.........         --     37,500           --           --          --
  Changes in working
   capital items:
   Accounts receivable..    234,265   (740,700)     278,164       18,708    (811,718)
   Inventories..........   (728,164)  (267,408)     921,855      855,750      11,144
   Prepaid expenses.....    (35,910)    20,862        5,587      (71,087)    (68,751)
   Accounts payable and
    accrued expenses....    412,684     16,945      595,790    1,044,334     125,101
   Accrued payroll and
    payroll taxes.......     49,679    140,562      330,684      339,388     141,849
   Estimated costs to
    complete loss
    contracts...........   (298,997)   (19,956)          --           --          --
   Advance from
    customer............     20,756    151,520      111,260                  404,167
   Other................     14,019     41,493       12,143      (50,657)    (22,384)
                          ---------  ---------  -----------  -----------  ----------
  Net cash provided by
  (used in) operating
   activities...........    (10,216)   (88,370)     367,067      389,687     632,919
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Capital expenditures...   (946,557)  (863,881)    (970,431)    (745,106)   (374,070)
                          ---------  ---------  -----------  -----------  ----------
  Net cash used in
  investing activities..   (946,557)  (863,881)    (970,431)    (745,106)   (374,070)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from long-term
  debt..................         --    600,000      202,097      202,097   5,618,077
 Proceeds from line of
  credit................     95,000    380,050      175,000      175,000          --
 Debt repayments........   (104,735)  (161,036)   (358,200)     (169,111)   (834,865)
 Proceeds from issuance
  of common stock.......         --      3,031        4,875        4,100       4,700
 Proceeds from issuance
  of preferred stock....    510,000     82,490      575,505      138,125      90,000
 Repurchase of preferred
  stock.................         --         --           --           --     (30,000)
                          ---------  ---------  -----------  -----------  ----------
Net cash provided by fi-
 nancing activities.....    500,265    904,535      599,277      350,211   4,847,912
                          ---------  ---------  -----------  -----------  ----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............   (456,508)   (47,716)      (4,087)      (5,208)  5,106,761
CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF PERIOD....    532,841     76,733       29,017       29,017      24,930
                          ---------  ---------  -----------  -----------  ----------
CASH AND CASH
 EQUIVALENTS AT END OF
 PERIOD.................  $  76,333  $  29,017  $    24,930  $    23,809  $5,131,691
                          =========  =========  ===========  ===========  ==========
SUPPLEMENTAL DISCLOSURE:
 Interest paid..........  $  34,798  $ 102,203  $   129,555  $    97,703  $  124,766
                          =========  =========  ===========  ===========  ==========
OTHER NONCASH FINANCING
 AND INVESTING
 ACTIVITIES:
 During 1995, 2,375
  shares of Common Stock
  valued at $9,500 were
  issued to settle a
  liability accrued at
  December 31, 1994.
 During 1995, the
  Company acquired
  approximately $131,000
  of equipment under a
  capital lease
  agreement.

                See accompanying notes to financial statements.

                               ASTROPOWER, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 DESCRIPTION OF BUSINESS

  AstroPower, Inc. was incorporated in April 1989. In September 1989 it purchased the assets and assumed certain liabilities of the AstroPower Division, an unincorporated division of Astrosystems, Inc., a public company.

  The Company develops, manufactures, markets and sells PV solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert sunlight directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power. Availability of silicon wafers, a significant raw material in the Company's manufacturing process, is subject to market conditions in the semiconductor industry, however, the Company is not dependent on a single supplier or only a few suppliers. See Note 11.

 INTERIM FINANCIAL STATEMENTS

  The financial statements for the nine months ended September 30, 1996 are unaudited and, in the opinion of the management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the interim period. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

 CASH EQUIVALENTS

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses, note payable-stockholder and borrowings. The carrying values of cash, accounts receivable, accounts payable, accrued expenses and note payable-stockholder are considered to be representative of their respective fair values because of the short-term nature of these balances. The carrying value of the Company's bank borrowings are considered to approximate their fair values, due to the market rates of interest on the borrowings. The Company's convertible note does not have a readily ascertainable market value due to the conversion feature of the note and the various rights granted to the noteholder with respect to certain future transactions. See Note 13.

 INVENTORIES

  Inventories are reported at lower of cost or market. Cost is determined using the weighted average method.

 PROPERTY AND EQUIPMENT

  Property and equipment is recorded at cost. Depreciation is computed using the straight-line method based on the assets estimated useful lives, ranging from 5 to 15 years. Maintenance, repairs and minor renewals are charged to expense as incurred.

  Included in machinery and equipment at September 30, 1997 is $4,560,146 representing self-constructed assets. In costing the equipment, the Company uses a full cost approach whereby direct material, direct labor

                               ASTROPOWER, INC.

and related overhead costs are capitalized. The total labor and overhead costs of self-constructed assets capitalized for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, were $307,833, $303,677, and $86,134 respectively. Capitalization of cost begins after the equipment design is established.

 REVENUE RECOGNITION

  Revenue from product sales is recognized when products are shipped. Revenue related to the Company's fixed price, cost-plus and cost-sharing research contracts are recognized at the time costs benefiting the contracts are incurred, which approximates the percentage of completion method. Provisions for estimated losses are made in the period in which losses are determined. Accounts receivable includes unbilled accounts receivable consisting of material, labor and overhead expended on contracts.

 PRODUCT DEVELOPMENT EXPENSES

  These expenses represent the material, labor and overhead costs incurred to develop processes in support of the Company's Silicon-FilmTM wafer, solar cell and module engineering effort which are not funded by research contracts.

 INCOME TAXES

  The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 PRO FORMA INCOME PER SHARE

  Pro forma income per share is calculated using the weighted average number of shares of common stock and common stock equivalents outstanding during the year and the assumed conversion of all outstanding preferred shares into common shares at or prior to the Company's proposed initial public offering. The pro forma fully diluted income per share, which includes the effect of the shares issuable upon the conversion of the convertible promissory note and advance from customer, would not have been materially different from pro forma income per share.

  Pursuant to the requirements of the Securities and Exchange Commission, all options to purchase common shares issued in the twelve months preceding the initial filing of the Company's Registration Statement for its initial public offering have been treated as if they were outstanding for all periods using the treasury stock method. The Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, in February 1997, effective for financial statements for periods ending after December 15, 1997.

                               ASTROPOWER, INC.

(2) INVENTORIES

  A summary of inventories is as follows:

                                                 DECEMBER 31,
                                             --------------------- SEPTEMBER 30,
                                                1995       1996        1997
                                             ---------- ---------- -------------
   Raw materials............................ $  839,494 $  491,085  $  902,542
   Work-in-process..........................     89,180    105,538     162,623
   Finished goods...........................  1,207,369    617,565     137,879
                                             ---------- ----------  ----------
                                             $2,136,043 $1,214,188  $1,203,044
                                             ========== ==========  ==========

(3) DEBT

  A summary of the Company's long-term debt follows:

                                              DECEMBER 31,
                                           --------------------  SEPTEMBER 30,
                                             1995       1996         1997
                                           ---------  ---------  -------------
Bank term loans--primary lender; initial
 interest to be prime plus 1% (9.5% at
 September 30, 1997); secured by accounts
 receivable, inventory and equipment;
 payable in principal installments of
 $17,500 per month through March 31, 1999,
 at which time the balance is due......... $ 807,143  $ 641,428   $  487,143
Bank term loan, with interest at prime
 plus 1.5% (10.0% at September 30, 1997)
 secured by property and equipment and the
 guarantee of the Company's President and
 Chief Executive Officer; payable in
 principal installments of $10,000 per
 month beginning February 10, 1997 through
 January 10, 1999, at which time the
 balance is due...........................        --    202,097      640,174
Delaware Economic Development Authority
 term loan, with interest at 4.8%, due in
 60 equal installments of $1,878,
 commencing February 1, 1993, secured by
 property and equipment...................    42,894     21,961        5,589
Capital lease obligation, payable through
 June 1997, with interest at 9%, secured
 by equipment.............................    80,762     28,008           --
7% convertible promissory note due August
 19, 2001, collateralized by certain
 physical assets, as described in Note
 13.......................................        --         --    5,000,000
                                           ---------  ---------   ----------
                                             930,799    893,494    6,132,906
Less current maturities...................  (279,401)  (365,683)    (335,589)
                                           ---------  ---------   ----------
                                           $ 651,398  $ 527,811   $5,797,317
                                           =========  =========   ==========

  The aggregate maturities of long-term debt for each of the twelve month periods subsequent to September 30, 1997 are as follows:

            PERIODS ENDING SEPTEMBER 30,
            ----------------------------
              1998............................ $  335,589
              1999............................    797,317
              2000............................         --
              2001............................  5,000,000
                                               ----------
                                               $6,132,906
                                               ==========

  The unsecured note payable to a stockholder bears interest at the rate of 9.01% and is payable on demand. The Company has not made any interest payments on the note since October 31, 1990. The accrued interest on the note was $30,374, $35,615 and $39,523 at December 31, 1995 and 1996 and at September
30, 1997, respectively, and is included in the caption "Accrued expenses" in the balance sheet.

                               ASTROPOWER, INC.

  At December 31, 1996, the Company was not in compliance with covenants contained in borrowing agreements with its primary lender. During 1997, the Company entered into several forebearance agreements with the lender, and on November 24, 1997, the Company entered into an amended and restated loan agreement providing for an increase in its line of credit from $400,000 to $600,000, subject to borrowing base limitations, and an increase in its term loan facility to $737,000. The Company must comply with covenants to measure Tangible Net Worth, Ratio of Liabilities to Tangible Net Worth and Cash Flow Coverage, as defined in the agreement. As a result of this amended and restated agreement, approximately $277,000 of long-term debt originally scheduled to mature through September 1998 has been excluded from current maturities. Amounts available under line of credit and term loan facilities as of September 30, 1997 were approximately $525,000 and $250,000, respectively.

  In January 1997, the Company renegotiated its borrowing agreement with another bank, which provided for a loan of $750,000 for capital improvements secured by equipment and requires the Company to maintain a maximum ratio of total liabilities to total net worth, of 2.25 to 1. At September 30, 1997, the outstanding balance was $640,174.

(4) INCOME TAXES

  No income tax provision was recorded for the years ended December 31, 1994, 1995 and 1996. An income tax provision of $9,000 was recorded for the nine months ended September 30, 1997. Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) from operations as a result of the following:

                                            DECEMBER 31,
                                     ----------------------------  SEPTEMBER 30,
                                      1994      1995      1996         1997
                                     -------  --------  ---------  -------------
Computed "expected" tax expense
 (benefit).........................  $ 5,729  $ 33,310  $(803,415)    157,577
Reduction in income taxes resulting
 from utilization of net operating
 loss carryforwards................   (5,729)  (33,310)        --    (148,577)
Increase in valuation allowance for
 deferred tax assets--net operating
 loss carryforwards ...............       --        --    770,392          --
Other..............................       --        --     33,023          --
                                     -------  --------  ---------    --------
Actual tax expense.................  $    --  $     --  $      --    $  9,000
                                     =======  ========  =========    ========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                             DECEMBER 31,
                                        -----------------------  SEPTEMBER 30,
                                           1995        1996          1997
                                        ----------  -----------  -------------
   Deferred tax assets:
     Deferred revenue.................. $   85,247  $   133,000   $   293,178
     Advances from customer............    133,690      161,958       193,288
     Federal and state net operating
      loss carryforward................  1,015,000    1,750,000     1,801,598
     Other.............................      8,188           --       263,111
                                        ----------  -----------   -----------
     Total gross deferred tax assets...  1,242,125    2,044,958     2,551,175
     Less valuation allowance..........   (902,995)  (1,673,387)   (1,896,867)
                                        ----------  -----------   -----------
   Net deferred tax assets.............    339,130      371,571       654,308
   Deferred tax liabilities:
     Plant and equipment, due to
      differences in depreciation
      methods and basis................   (339,130)    (371,571)     (654,308)
                                        ----------  -----------   -----------
   Net deferred amount................. $       --  $        --   $        --
                                        ==========  ===========   ===========

                               ASTROPOWER, INC.

  The change in the valuation allowance results from management's assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At September 30, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $4.5 million which are available to offset future federal and state taxable income, if any, through 2012.

(5) OPERATING LEASE OBLIGATIONS

  The Company leases a 40,000 square foot building from the University of Delaware (the "University"). Although the lease agreement is for a term of 20 years (expiring June 30, 2011), the Company may cancel the lease after nine years (June 30, 2000). Under the agreement with the University, the scheduled cash payments over the next five years differ from rental expense calculated under the straight-line method. The following summarizes expected charges to rent expense contrasted with expected cash outflow as required by the lease agreement:

                                                       ANNUAL RENT   EXPECTED
                                                         EXPENSE   CASH PAYMENTS
                                                       ----------- -------------
      December 31, 1998...............................  $184,489     $209,200
      December 31, 1999...............................   184,489      220,800
      December 31, 2000...............................   184,489      233,600
      December 31, 2001...............................   184,489      245,800
      December 31, 2002...............................   184,489      259,400

  In addition, the Company has agreed to fund anticipated renovations to the facility after lease expiration. The amounts to be paid to the University for this purpose are $26,000 annually through 2001.

  Total rent expense charged to operations for the years ended December 31, 1994, 1995, and 1996 and for the nine months ended September 30, 1997 amounted to approximately $205,000, $229,000, $219,000 and $174,000, respectively.

(6) RELATED PARTIES

  At December 31, 1995 and 1996 and September 30, 1997, the Company owed its President and Chief Executive Officer $422,326, $530,412 and $554,357, respectively, in the form of salary and automobile reimbursements. The amounts are related to the excess of the negotiated annual salary and monthly auto allowance under a contract which ended March 31, 1997 over the amounts actually paid to such person. On December 15, 1997, the Company agreed that one-third of this amount will be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per year from January 1, 1998.

(7) EMPLOYEE BENEFIT PLAN

  The Company maintains a defined contribution plan under the provisions of Internal Revenue Code Section 401(k). Employees having attained the age of 21 and with one month of service are eligible to participate and make voluntary contributions to the plan. The amount charged to expense for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 was $26,900, $50,600, $66,800 and $105,000, respectively. The Company does not provide any postemployment benefits.

                               ASTROPOWER, INC.

(8) CAPITAL STOCK

  In 1995, 17,250 shares of Series B Convertible Preferred Stock were issued, resulting in gross proceeds to the Company of $120,000.

  In 1996 the Company distributed a private placement memorandum providing for the sale of up to $4.0 million of Series B Convertible Preferred Stock. The Company raised gross proceeds of $615,000 through the private placement offering in 1996 and $90,000 in 1997.

  The Company may, at its option, require the conversion of all Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock to Common Stock upon the closing of the sale of shares of Common Stock in an initial public offering at a price of at least $10.00 per share, resulting in gross proceeds to the Company of at least $12.0 million. In October 1997, the Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock holders agreed to waive the requirement for an initial public offering price of $10.00 as it relates to the Offering described in Note 15. The Company has granted to the Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock holders certain registration rights with respect to these securities.

  Upon any liquidation, dissolution or winding up of the Company, holders of Series B Convertible Preferred Stock shall rank on a parity with the holders of Series A Redeemable Convertible Preferred Stock and both the holders of Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock will be entitled to receive a distribution out of the assets of the Company available for distribution equal to the price per share paid for the Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock (subject to any appropriate adjustment), after and subject to the payment in full of all amounts required to be distributed to the holder of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock, but before any payment shall be made to the holders of Common Stock. Thereafter, and before any payments to the holders of Common Stock, the holders of Series A Redeemable Convertible Preferred Stock shall be entitled to an additional payment equal to the price per share paid for the Series A Redeemable Convertible Preferred Stock.

  The Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock may be converted into common stock on a one-for-one basis subject to anti-dilution adjustments with respect to any stock splits, dividends, reclassifications and similar transactions. Upon any sale of Common Stock, or other securities convertible into Common Stock for less than the conversion price then in effect, the conversion price will be reduced automatically to such lower price. Shares issued as a dividend or distribution on Series A Redeemable Convertible Preferred Stock and shares, not to exceed 1,200,000, issued to directors, employees or consultants pursuant to a stock option plan or other stock plan or agreement or shares issued by reason of a dividend, stock split, split-up or other distribution on shares of common stock issued pursuant to any of the foregoing are excluded from the anti-dilution adjustments. Shares of Series A Redeemable Convertible Preferred Stock and Series B Convertible Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which they are convertible.

  Pursuant to a redemption provision, the Series A Redeemable Convertible Preferred stockholders could, at their option, request that the Company redeem the Series A Redeemable Convertible Preferred Stock on May 15, 1994. Although the Company did not provide a required redemption offer, it advised the holders of the Series A Redeemable Convertible Preferred Stock that it recognizes the continuing right as of May 15, 1994, of each holder of the Series A Redeemable Convertible Preferred Stock to require the Company to redeem all of the shares of Series A Redeemable Convertible Preferred Stock held by such holder on such date at the redemption price that would have been in effect on such date or such lesser number of shares of Series A Redeemable Convertible Preferred Stock as the holder may determine. The redemption price is to be paid in cash out of funds

                               ASTROPOWER, INC.

legally available and is to be determined based on the original price paid per share plus an amount equal to 8% compounded annually for each year a dividend is not declared and paid upon the Series A Redeemable Convertible Preferred Stock.

  At December 31, 1995 and 1996 and as of September 30, 1997, the value of the Series A Redeemable Convertible Preferred Stock has been accreted to its redemption value of $5,798,725.

  The terms of the Series A Redeemable Convertible Preferred Stock require that 66 2/3% of the Series A Redeemable Convertible Preferred Stockholders approve dividends other than those paid in common stock.

(9) EMPLOYEE STOCK OPTION PLAN

  The Company adopted a Stock Option Plan ("the Plan") in 1989 under which a total of 1,200,000 shares are currently reserved for issuance to employees, including officers and directors who are employees or consultants. Options granted pursuant to the Plan may be either incentive stock options or non-qualified stock options. The Plan is administered by the Board of Directors which selects the employees to whom the options are granted, determines the number of shares subject to each option, sets the time or times when the options will be granted, determines the time when the options may be exercised and establishes the market value of the shares at the date of grant and exercise date. The Plan provides that the purchase price under the option shall be at least 100 percent of the fair market value of the shares of the Company's Common Stock at the date of grant. The options are not transferable. There are limitations on the amount of incentive stock options that an employee can be granted in a single calendar year. The terms of each option granted under the Plan are determined by the Board of Directors, but in no event may such term exceed ten years. The Plan provides for vesting of the incentive stock options over a four-year period, with vesting occurring 25% per year on the anniversary date of the option award.

  Stock option transactions during the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 under the 1989 Plan, are summarized below:

                                                                  WEIGHTED
                                              EXERCISE PRICE       AVERAGE
                                     SHARES   RANGE PER SHARE EXERCISE PRICE(1)
                                     -------  --------------- -----------------
   Balance, December 31, 1993....... 322,838    $0.33-$4.00         $2.43
     Granted........................ 115,800     3.12- 4.00          3.84
     Cancelled...................... (46,284)    0.33- 4.00          1.89
                                     -------
   Balance, December 31, 1994....... 392,354     0.33- 4.00          2.91
     Granted........................ 125,475     3.12- 4.00          3.86
     Exercised......................  (6,561)    0.33- 4.00          0.47
     Cancelled...................... (12,480)    0.33- 4.00          3.01
                                     -------
   Balance, December 31, 1995....... 498,788     0.33- 4.00          3.17
     Granted........................ 179,325     3.12- 4.00          3.95
     Exercised......................  (4,069)    0.33- 4.00          1.20
     Cancelled...................... (45,132)    0.67- 4.00          3.57
                                     -------
   Balance, December 31, 1996....... 628,912     0.33- 4.00          3.51
     Granted........................ 352,950     3.12- 5.33          4.67
     Exercised......................  (5,381)    0.33- 4.00          0.88
     Cancelled...................... (14,203)    0.67- 4.00          3.83
                                     -------                        -----
   Balance, September 30, 1997...... 962,278     0.33- 5.33         $3.87
                                     =======                        =====

--------
(1)Includes options described below.

                               ASTROPOWER, INC.

  The following is a summary of stock options exercisable as of December 31, 1994, 1995 and 1996 and September 30, 1997:

                                                                     WEIGHTED
                                                  EXERCISE PRICE     AVERAGE
                                          SHARES  RANGE PER SHARE EXERCISE PRICE
                                          ------- --------------- --------------
   December 31, 1994..................... 202,940  $ 0.33-$4.00       $2.00
   December 31, 1995..................... 269,747    0.33- 4.00        2.64
   December 31, 1996..................... 357,825    0.33- 4.00        2.88
   September 30, 1997.................... 467,857    0.33- 4.00        3.15

  Prior to the adoption of the Plan, the Company had a compensatory stock plan for the issuance of shares to employees and consultants. At September 30, 1997, the Company had reserved 39,999 shares for a commitment under this plan. The balance sheet caption "Accrued payroll and payroll taxes" contains a provision for these shares.

  In addition to the options in the table above, during 1996 the Company granted an option for 187,500 shares to an officer of the Company, at an exercise price of $4.00 per share. All of the options vest upon the effective date of the Company's initial public offering.

  The Company applies APB Opinion 25 and related interpretations in accounting for stock options issued to employees. Accordingly, because the exercise price equaled the estimated fair value of the Company's stock at the measurement date, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value at the grant dates for awards consistent with the method required by FASB Statement 123, the Company's net income (loss) would have been changed to the pro forma amounts for the periods indicated below:

                                                     AS REPORTED   PRO FORMA
                                                     -----------  -----------
   Net loss for the year ended December 31, 1996.... $(2,362,985) $(2,442,769)
   Net income for the nine months ended September
    30, 1997........................................     454,463      227,562

  As a private entity the Company uses the minimum value method for valuing options and an interest rate of 6.5%.

(10) GOVERNMENT CONTRACTS

  During the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, substantially all of the Company's contract revenues were attributable to U.S. government contracts under which the Company was either a prime contractor or a subcontractor.

  To date, a large percentage of the Company's revenues have been generated by research and development contracts, principally with the U.S. government. Orders under government prime or subcontracts are customarily subject to termination at the convenience of the government, in which event the contractor is normally entitled to reimbursement for allowable costs and to a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No termination of contracts by the government occurred during the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997.

  Substantially all of the Company's revenues from government contracts are subject to audit under various federal statutes. The Company has received final approval of its overhead rates through 1993. Audits of 1994 and 1995 rates began in December 1997. It is management's opinion that adjustments to such revenue, if any, will not have a material effect on the Company's financial position or results of operation.

                               ASTROPOWER, INC.

  Certain of the Company's contracts contain retainage provisions. At December 31, 1996 and September 30, 1997, retainage amounts included in accounts receivable were approximately $112,000 and $165,000, respectively. The Company estimates that approximately 30% of the retainage amounts at December 31, 1996 will be collected during 1997. At December 31, 1996 and September 30, 1997, unbilled accounts receivable were approximately $211,000.

(11) BUSINESS AND CREDIT CONCENTRATIONS

  The following table shows the percentage of total revenues contributed by significant customers for the periods presented. A significant customer is defined as one contributing 10% or more of total revenues:

                                                     DECEMBER 31,
                                                    ----------------  SEPTEMBER 30,
                                                    1994  1995  1996      1997
                                                    ----  ----  ----  -------------
   Customer A......................................  51%   46%   41%        23%
   Customer B......................................  25%   10%   12%        19%
   Customer C......................................  --    --    --         14%
   Customer D......................................  --    --    --         11%
   Customer E......................................  --    --    --         10%

  Customer A represents the U.S. government. Included in the September 30, 1997 amount is a total of 13 contracts totaling $2,778,211 administered by six agencies of the U.S. government, with contract revenues ranging from 0.1% to 11.2% of total revenues.

  During the nine months ended September 30, 1997, the five largest product sales customers accounted for approximately 58% of revenues and 75% of product sales. At September 30, 1997, approximately 91% of accounts receivable were due from the Company's six largest customers, of which 35% represented amounts due from agencies of the U.S. government representing Customer A and 56% represented amounts due from the Company's five largest product sales customers in 1997. The loss of one or more of these major customers could have a material adverse effect on the Company's business, results of operations and financial conditions.

(12) GEOGRAPHIC DISTRIBUTION OF PRODUCT SALES

  Total product sales are summarized as a percentage by geographic area as follows:

                                                       NINE MONTHS ENDED
                         YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                         ---------------------------   ----------------------
                          1994      1995      1996         1996      1997
                         -------   -------   -------   ------------  --------
                                                       (UNAUDITED)
   Domestic:............      20%       32%       14%            15%       29%
   Export:
     Europe.............      11%       22%       49%            43%       59%
     Asia...............      69%       46%       30%            38%        6%
     Africa.............       0%        0%        7%             4%        6%

  All of the Company's research contract revenues are within the United
States.

                               ASTROPOWER, INC.

(13) STRATEGIC ALLIANCES

 CORNING INCORPORATED

  In August 1997, the Company and Corning Incorporated ("Corning") entered into a Research and Development Umbrella Agreement ("R&D Agreement") under which Corning will provide research, development, engineering and manufacturing assistance to the Company for a three year period. Corning will be compensated for such services in the form of options to purchase shares of the Company's Common Stock based upon man-years of personnel contributed by Corning to the project. Unless otherwise agreed, such services shall not exceed the equivalent of five man-years for each year of the R&D Agreement. The exercise price per share and the options per man-year follow:

                                                                     OPTIONS PER
                                                      EXERCISE PRICE  MAN-YEAR
                                                      -------------- -----------
      Year 1.........................................     $ 8.00       50,000
      Year 2.........................................      10.67       30,000
      Year 3.........................................      13.33       21,428

  At September 30, 1997, no options were issued to Corning.

  As part of the R&D Agreement, the Company received $5.0 million in cash in exchange for its four-year secured 7% note collateralized by all physical assets described below, which is convertible into common stock of the Company at a conversion price equal to the lesser of (i) $8.00 per share or (ii) 75% of the price per share received by the Company in an initial public offering of its stock. The Company may repay the note in full without penalty after two years from its date of issuance. In the event the note remains outstanding after its four-year due date, the Company shall grant to Corning a non-exclusive license to use all of the Company's Silicon-Film(TM) intellectual property under fair market terms and conditions as shall be then negotiated. The granting of the license does not prevent Corning from seeking payment of the note. The proceeds of the note are restricted for the engineering, design, lease, construction or expansion of facilities and purchase of equipment and related tooling or working capital devoted to the manufacture of products derived from the Company's Silicon-Film(TM) technology.

  In addition, under certain circumstances, Corning has future rights to participate in (i) equity or other financings involving instruments convertible into equity of the Company; (ii) proposals in respect of any merger, consolidation or similar transaction involving the Company, or any sale of other disposition of a material portion of the capital stock of the Company or its assets of business; and (iii) any plans or proposals to sell or license any intellectual property relating to the Company's Silicon-Film(TM) technology.

 GPU SOLAR

  In July 1997, the Company entered into a joint venture with GPU
International to form GPU Solar to develop, manufacture and test market grid-connected residential rooftop photovoltaic systems for the U.S. market using the Company's modules. The Company's contribution to the joint venture will be specified services and reduced pricing on sales to the joint venture.

(14) ADVANCE FROM CUSTOMER

  On March 26, 1997, the Company entered into a supply agreement with a customer for the purchase of solar cells through December 31, 1998, for a total sales value of approximately $5.0 million. The advance payment of $1.0 million, which bears interest at 6%, will be credited to the customer against future shipments during 1997, with the balance at December 31, 1997 to be credited to the customer's account in equal monthly

                               ASTROPOWER, INC.

amounts during 1998. The customer has the right to convert any or all of the unapplied advance payment for an equivalent amount of the Company's common stock at the then prevailing market price. The balance of the advance at September 30, 1997 was $735,816.

(15) SUBSEQUENT EVENT

  On December 15, 1997, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of the Company's Common Stock and increased the authorized shares of Common Stock and Preferred Stock to 25,000,000 and 5,000,000, respectively. The Company intends to effect a stock split in the form of a stock dividend in the amount of three shares for every four shares outstanding as of the effective date of the initial public offering. All share and per share information in the accompanying financial statements have been retroactively adjusted to give effect to the planned modification to the Company's capital structure.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AU-THORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   4
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  27
Management...............................................................  41
Certain Transactions.....................................................  47
Principal Shareholders...................................................  48
Description of Capital Stock.............................................  50
Shares Eligible for Future Sale..........................................  52
Underwriting.............................................................  53
Legal Matters............................................................  54
Experts..................................................................  54
Additional Information...................................................  54
Index to Financial Statements............................................  56

                               ----------------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,700,000 Shares

                          [LOGO OF ASTROPOWER, INC.]

                                 Common Stock

                               ----------------

                                  PROSPECTUS
                               ----------------

                            Needham & Company, Inc.

                           First Albany Corporation

                               ----------------

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following expenses are estimated:

      SEC Registration Fee............................................ $  9,160
      Accounting Fees................................................. $125,000
      Legal Fees...................................................... $100,000
      Printing, Engraving and Mailing................................. $125,000
      Transfer agent and registrar's fees............................. $ 10,000
      Blue Sky fees and expenses...................................... $  7,500
      Miscellaneous expenses.......................................... $ 23,340
                                                                       --------
          TOTAL....................................................... $400,000
                                                                       ========

--------
* Actual

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article VIII of the Company's Amended and Restated Certificate of Incorporation provides in part as follows:

  The corporation shall, to the fullest extent permitted by 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders of disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's By-Laws, Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the following securities were sold or issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"):

  In the period January 5th through December 25th, 1995, the Company issued an aggregate of 6,561 shares of Common Stock to twelve (12) employees and one (1) officer upon the exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate consideration of $3,031.

  On February 24, 1995, the Company issued 2,250 shares of its Series B Convertible Preferred Stock to one (1) person in consideration for services rendered in the amount of $15,000.

  On April 21, 1995, the Company issued 9,375 shares of Common Stock to one
(1) person in consideration for services rendered in the amount of $37,500. On December 15, 1995 the Company issued an aggregate of 2,000 shares of Common Stock to three (3) individuals in consideration of consulting services rendered, having an aggregate value of $8,000. Also on December 15, 1995, the Company issued an aggregate of 15,000 shares of its Series B Convertible Preferred Stock to two (2) individuals for an aggregate consideration of $120,000.

  On June 30, 1995, the Company issued 375 shares of Common Stock to one (1) employee pursuant to its obligations under a prior compensatory stock plan which was terminated in 1989.

  In the period February 8, 1996 through December 5, 1996, the Company issued an aggregate of 4,069 shares of Common Stock to nineteen (19) employees upon the exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate consideration of $4,875 and issued 75 shares of Common Stock as a gift to one (1) employee.

  In the period April, 1996 through January 30, 1997 the Company issued 88,158 shares of Series B Convertible Preferred Stock in a private offering for total proceeds aggregating $705,270 to twenty-three (23) persons, all of whom the Company reasonably believes were "accredited" investors as that term is defined in Regulation D under the Act.

  In the period January 2, 1997 through October 31, 1997, the Company issued an aggregate of 5,381 shares of its Common Stock to nine (9) employees upon the exercise of stock options granted pursuant to the Company's 1989 Stock Option Plan for an aggregate consideration of $4,700.

  The above securities were issued in reliance on the exemption from registration under Section 4(2) as not involving any public offering. Claims of such exemptions are based upon the following: (i) all of the purchasers in such transactions were sophisticated investors with the requisite knowledge and experience in financial and business matters to evaluate the merits and risk of an investment in the Company, were able to bear the economic risk of an investment in the Company, had access to or were furnished with the kinds of information that registration under the Act would have provided and acquired securities for their own accounts in transactions not involving any general solicitations or advertising, and not with a view to the distribution thereof, (ii) a restrictive legend was placed on each certificate evidencing the securities; and (iii) each purchaser acknowledged in writing that he knew the securities were not registered under the Act or any State securities laws, and were "RESTRICTED SECURITIES" as that term defined in Rule 144 under the Act, that the securities may not be offered for sale, sold or otherwise transferred within the United States except pursuant to an effective Registration Statement under the Act and any applicable State securities laws, or pursuant to any exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

ITEM 16. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES

  Unless otherwise noted, the following exhibits are filed with this Registration Statement.

  16 (A) EXHIBITS

  1.1 Form of Underwriting Agreement.
  2.1 Series A Preferred Stock Purchase Agreement dated September 20, 1989 by and among AstroPower, Inc., et al and the Purchasers named therein.
  2.2 Series B Stock Purchase Agreement dated between August 1993 and September
       1996 by and among AstroPower, Inc. et al and the Purchasers named therein.
  3.1 Certificate of Incorporation of the Registrant, as Amended.
  3.2 By-Laws of the Registrant.

  3.3  Form of Amended and Restated Certificate of Incorporation of the
        Registrant, to be effective immediately prior to the effectiveness of the Offering.
  3.4 Form of Amended and Restated By-Laws of the Registrant, to be effective immediately prior to the effectiveness of the Offering.
  4.1  Specimen certificate representing the Common Stock of the Registrant.*
  5.1 Opinion of Opton Handler Feiler & Landau, LLP with respect to the legality of the securities being registered.*
 10.1  1989 Stock Option Plan, as amended.
 10.2 Lease for premises at Solar Park, Newark, Delaware dated July 1, 1991 between the Company and the University of Delaware.
 10.3  Employment Agreement between the Company and Dr. Allen M. Barnett dated
        April 1, 1997.
 10.4  Employment Agreement between the Company and Dr. George W. Roland dated
        May 1, 1996.
 10.5  1997 Bonus Plan for Drs. Barnett and Roland.
 10.6  Amended and Restated Loan Agreement between the Company and Mellon Bank
        (DE), N.A. dated November 24, 1997.
 10.7  Amended and Restated Security Agreement between the Company and Mellon
        Bank (DE), N.A. dated November 24, 1997.
 10.8  Amended and Restated Line of Credit Note between the Company and Mellon
        Bank (DE), N.A. dated November 24, 1997.
 10.9  Amended and Restated Term Loan Note between the Company and Mellon Bank
        (DE), N.A. dated November 24, 1997.
 10.10 Business Loan Agreement between the Company and Artisans' Savings Bank dated January 10, 1997.
 10.11 Promissory Note between the Company and Artisans' Savings Bank dated
        January 10, 1997.
 10.12 Commercial Security Agreement between the Company and Artisans' Savings
        Bank dated January 10, 1997.
 10.13 Commercial Guaranty between Allen M. Barnett and Artisans' Savings Bank dated January 10, 1997.
 10.14 Operating Agreement between the Company and GPU International dated July
       1, 1997.
 10.15 Performance Agreement between the Company and GPU International dated
       July 1, 1997.
 10.16 Note Purchase Agreement between the Company and Corning Inc. dated
       August 19, 1997.
 10.17 Security Agreement between the Company and Corning Inc. dated August 19,
       1997.
 10.18 Promissory Note between the Company and Corning Inc. dated August 19,
       1997.
 10.19 Research and Development Umbrella Agreement between the Company and
       Corning Inc. dated August 19, 1997.
 10.20 Promissory note to Astrosystems, Inc.
 23.1  Consent of KPMG Peat Marwick, LLP
 23.2  Consent of Opton Handler Feiler & Landau, LLP (contained in Exhibit
       5.1).
 27.1  Financial Data Schedule

--------
* To be supplied by Amendment.

(16) (B) FINANCIAL STATEMENT SCHEDULES

  Schedule II--Valuation and Qualifying Accounts

  Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities being offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's By-Laws, Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (4) To provide to the Underwriter at the closing specified in the Underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEWARK, DELAWARE, ON DECEMBER 18, 1997.

                                          Astropower, Inc.

                                                   /s/ Allen M. Barnett
                                          By: _________________________________
                                                     ALLEN M. BARNETT
                                                PRESIDENT, CHIEF EXECUTIVE
                                                   OFFICER AND DIRECTOR

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                         TITLE                DATE

        /s/ Allen M. Barnett            President, Chief         December 18,
-------------------------------------    Executive Officer           1997
          ALLEN M. BARNETT               and Director

      /s/ George S. Reichenbach         Director                 December 18,
-------------------------------------                                1997
        GEORGE S. REICHENBACH

        /s/ Thomas J. Stiner            Vice President,          December 18,
-------------------------------------    Chief Financial             1997
          THOMAS J. STINER               Officer and
                                         Principal
                                         Accounting Officer

        /s/ George W. Roland            President and Chief      December 18,
-------------------------------------    Executive Officer           1997
          GEORGE W. ROLAND               of the Solar Power
                                         Business and
                                         Director

        /s/ Gilbert Steinberg           Director                 December 18,
-------------------------------------                                1997
          GILBERT STEINBERG

       /s/ Clare E. Nordquist           Director                 December 18,
-------------------------------------                                1997
         CLARE E. NORDQUIST

       /s/ Charles R. Schaller          Director                 December 18,
-------------------------------------                                1997
         CHARLES R. SCHALLER

                                                                  EXHIBIT 16 (b)

                                ASTROPOWER, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                      CHARGED TO CHARGED TO DEDUCTIONS-
                                          BEGINNING   COSTS AND    OTHER     ACCOUNTS     ENDING
  PERIOD ENDED  DESCRIPTION                BALANCE     EXPENSES   ACCOUNTS  WRITTEN-OFF  BALANCE
  ------------  -----------               ----------  ---------- ---------- ----------- ----------
 Sept. 30,
  1997......... Allowance for bad debts      (47,836)   (37,052)              26,890       (57,998)
 Dec. 31,
  1996......... Allowance for bad debts      (44,683)   (87,680)              84,527       (47,836)
 Dec. 31,
  1995......... Allowance for bad debts      (32,902)   (85,406)              73,625       (44,683)
 Dec. 31,
  1994......... Allowance for bad debts      (28,208)   (72,801)              68,106       (32,902)
                                                      CHARGED TO CHARGED TO DEDUCTIONS-
                                          BEGINNING   COSTS AND    OTHER     ACCOUNTS     ENDING
 PERIOD ENDED   DESCRIPTION                BALANCE     EXPENSES   ACCOUNTS  WRITTEN-OFF  BALANCE
 ------------   -----------               ----------  ---------- ---------- ----------- ----------
 Sept. 30,      Deferred tax valuation    (1,673,387)  (223,480)                        (1,896,867)
  1997......... allowance
 Dec. 31,       Deferred tax valuation      (902,995)  (770,392)                        (1,673,387)
  1996......... allowance
 Dec. 31,       Deferred tax valuation      (837,040)   (65,955)                          (902,995)
  1995......... allowance
 Dec. 31,       Deferred tax valuation      (303,050)  (533,990)                          (837,040)
  1994......... allowance